Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MAURY MICROWAVE, INC.,

TROY MERGER SUB, INC.,

and

WIRELESS TELECOM GROUP, INC.

Dated as of May 24, 2023

NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DOCUMENT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES IDENTIFIED HEREIN. IT IS NOT INTENDED TO CREATE, AND WILL NOT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE BY THE COMPANY.

Table of Contents

ARTICLE I DEFINITIONS		1

1.1	Definitions	1
1.2	Interpretation	2

ARTICLE II THE MERGER		2

2.1	The Merger	2
2.2	Closing	2
2.3	Effective Time	2
2.4	Effects of the Merger	2
2.5	Certificate of Incorporation and Bylaws.	3
2.6	Directors and Officers	3

ARTICLE III EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES		3

3.1	Effect of the Merger on Capital Stock	3
3.2	Dissenting Shares	4
3.3	Payment; Stock Certificates.	5
3.4	Treatment of Options, Restricted Stock Awards, Restricted Stock Units and Warrants.	7
3.5	Withholding	9

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9

4.1	Due Organization and Qualification.	10
4.2	Power and Authority: Authorization.	10
4.3	No Violation; Governmental Consents.	11
4.4	Capitalization.	12
4.5	Subsidiaries	13
4.6	SEC Reports and Financial Statements.	13
4.7	Absence of Changes	15
4.8	Undisclosed Liabilities	15
4.9	Assets	15
4.10	Material Contracts.	17
4.11	Customers and Suppliers.	20
4.12	Intellectual Property.	20
4.13	Privacy and Data Protection	22
4.14	Environmental Matters	23
4.15	Labor and Employment.	23
4.16	Employee Benefit Plans.	25
4.17	Insurance	28
4.18	Compliance with Law; Permits.	29
4.19	Government Contracts.	30
4.20	Litigation	31

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4.21	Taxes	31
4.22	Brokers	33
4.23	Takeover Statutes	33
4.24	Information Supplied	33
4.25	Opinion of Financial Advisor	33
4.26	No Other Representations	34

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES		34

5.1	Due Organization and Qualification	34
5.2	Power and Authority; Authorization.	34
5.3	No Violation; Governmental Consents.	35
5.4	Ownership and Prior Operations of Merger Sub	35
5.5	Financing	36
5.6	Solvency of the Surviving Corporation	37
5.7	Stock Ownership	37
5.8	Information Supplied	37
5.9	R&W Insurance Policy	37
5.10	Disclaimer of Other Representations	37

ARTICLE VI CERTAIN COVENANTS		38

6.1	Conduct of Business by the Company Pending the Closing.	38
6.2	Environmental Insurance	42
6.3	Access to Information; Notification of Certain Matters.	42
6.4	Efforts.	44
6.5	Publicity	44
6.6	No Solicitation by the Company.	45
6.7	Preparation of the Proxy Statement: Company Shareholders Meeting.	48
6.8	Section 16 Matters	50
6.9	Takeover Statutes	50
6.10	Delisting	50
6.11	Obligations of Merger Sub	50
6.12	Employee Matters.	50
6.13	Director and Officer Indemnification and Insurance.	52
6.14	Financing Cooperation.	54

ARTICLE VII CONDITIONS PRECEDENT		57

7.1	Conditions to Each Party’s Obligation to Effect the Merger	57
7.2	Conditions to Obligations of the Parent Entities	58
7.3	Conditions to Obligation of the Company	59

ARTICLE VIII TERMINATION		60

8.1	Termination	60
8.2	Effect of Termination.	61

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ARTICLE IX GENERAL PROVISIONS		64

9.1	Notices	64
9.2	Entire Agreement; Third-Party Beneficiaries.	65
9.3	Amendment and Modification; Waiver.	66
9.4	Assignment	66
9.5	Non-Survival of Representations and Warranties	66
9.6	Expenses; Transfer Taxes	66
9.7	Governing Law; Consent to Jurisdiction.	67
9.8	Waiver of Jury Trial	68
9.9	Severability	69
9.10	Non-Recourse	69
9.11	Enforcement; Remedies.	70
9.12	Counterparts	70

Annex I – Defined Terms
Annex II – Interpretation

Exhibit A – Form of Support Agreement
Exhibit B – Form of Letter of Transmittal

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 24, 2023, is by and among Maury Microwave, Inc., a Delaware corporation (“Parent”), Troy Merger Sub, Inc., a New Jersey corporation wholly owned by Parent (“Merger Sub”) (Parent and Merger Sub are sometimes collectively referred to as the “Parent Entities” and individually as a “Parent Entity”), and Wireless Telecom Group, Inc., a New Jersey corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS

A. It is proposed that Merger Sub shall merge with and into the Company, with the Company surviving the merger as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the New Jersey Business Corporation Act (the “NJBCA”), pursuant to which each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares and Dissenting Shares, will be converted into the right to receive the Merger Consideration.

B. The board of directors of the Company (the “Company Board of Directors”) unanimously (i) determined that the terms of this Agreement and the transactions contemplated hereby (the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company and its shareholders (the “Company Shareholders”), (ii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, and (iii) resolved to recommend that the Company Shareholders adopt this Agreement (the “Company Board Recommendation”).

C. The respective boards of directors of each of Parent and Merger Sub and the shareholders of Merger Sub have unanimously approved and declared advisable this Agreement and the Transactions, including the Merger.

D. As a material inducement to, and as a condition to, Parent and Merger Sub entering into this Agreement, concurrently with the execution of this Agreement, certain of the Company Shareholders are entering into support agreements in the form attached hereto as Exhibit A (the “Support Agreements”), dated as of the date hereof, with Parent and the Company, pursuant to which, among other things, such Company Shareholders have agreed to vote such Company Shareholder’s Company Common Stock in favor of the approval of this Agreement.

E. The Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used herein and not defined elsewhere in this Agreement shall have the meanings given such terms in Annex I.

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1.2 Interpretation. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the terms and provisions of this Agreement shall be interpreted in accordance with Annex II.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NJBCA, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Closing. The closing of the Merger (the “Closing”) shall take place by means of a virtual closing through electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on the third Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefit of such conditions of the last of the conditions set forth in ARTICLE VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.3 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable following the Closing, the Parent Entities and the Company shall file with the Office of the Department of the Treasury of the State of New Jersey a certificate of merger with respect to the Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the NJBCA (the “Merger Filing”), and shall make all other filings and recordings required under the NJBCA. The Merger shall become effective at such date and time as the Merger Filing is filed with the Office of the Department of the Treasury of the State of New Jersey or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Merger Filing. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

2.4 Effects of the Merger. The Merger shall have the effects set forth herein, in the Merger Filing and in the applicable provisions of the NJBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

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2.5 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, subject to Section 6.13, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof; provided, however, that the Certificate of Incorporation of Merger Sub shall be amended at the Effective Time to change the name of the corporation set forth therein from “Troy Merger Sub. Inc.” to “Wireless Telecom Group, Inc.”.

(b) At the Effective Time, subject to Section 6.13, the Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with terms thereof; provided, however, that the Bylaws of Merger Sub shall be amended at the Effective Time to change the name of the corporation set forth therein from “Troy Merger Sub. Inc.” to “Wireless Telecom Group, Inc.”.

2.6 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any shares of Company Common Stock or any capital stock of Merger Sub:

(a) Cancellation of Cancelled Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by either Parent Entity or any of their respective Subsidiaries and each share of Company Common Stock that is owned by the Company or any Company Subsidiary, including shares of Company Common Stock held as treasury stock (collectively, the “Cancelled Shares”), shall automatically be canceled at the Effective Time and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Cancelled Shares and (ii) such shares that are Dissenting Shares) shall be converted into the right to receive $2.13 per share in cash (the “Merger Consideration”), without interest thereon, which shall be payable in accordance with Section 3.3. At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Stock Certificate or Book-Entry Share that immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive, subject to the terms and conditions of this Agreement, the Merger Consideration.

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(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(d) Adjustments. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock outstanding after the date hereof and prior to the Effective Time.

3.2 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 3.1, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to and has properly demanded appraisal of such shares of Company Common Stock in accordance with Section 14A:11-1 et seq. of the NJBCA (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws, or otherwise loses such holder’s appraisal rights under the NJBCA with respect to such shares of Company Common Stock) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such consideration as may be due with respect to such Dissenting Shares pursuant to Section 14A:11-1 et seq. of the NJBCA. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 14A:11-1 et seq. of the NJBCA. If, after the Effective Time, such holder fails to perfect, withdraws, or loses such holder’s right to appraisal pursuant to Section 14A:11-1 et seq. of the NJBCA or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 14A:11-1 et seq. of the NJBCA, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration pursuant to Section 3.1, without interest thereon, and such shares of Company Common Stock shall not be deemed Dissenting Shares. The Company shall provide Parent (a) prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the NJBCA that relates to such demand, and any such written notice to Parent shall be delivered within one (1) Business Day after the Company’s receipt of any of the foregoing, and (b) the opportunity and right to participate in all negotiations and proceedings with respect to demands made pursuant to Section 14A:11-1 et seq. of the NJBCA (it being understood that, subject to good-faith consultation with Parent, the Company will have the right to direct and control any such negotiations and proceedings). The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demand or offer to settle or settle any such demand, or agree to do any of the foregoing.

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3.3 Payment; Stock Certificates.

(a) Payment Fund; Paying Agent. Prior to the Effective Time, Parent shall designate American Stock Transfer & Trust Company, LLC to act as its paying agent in connection with the Merger (the “Paying Agent”). At or immediately after the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration (which, for the avoidance of doubt, shall not include the Option Consideration, the Restricted Stock Consideration, the RSU Consideration or the Warrant Consideration, which such amounts shall be deposited into the payroll or other account, as applicable, of the Company, in accordance with Section 3.4, for further payment by the Surviving Corporation (the “Equity Cancellation Payments”) in accordance with Section 3.1 (the “Exchange Fund”) in trust for the sole benefit of the holders of Company Common Stock. In the event the Exchange Fund shall be insufficient to pay the aggregate Merger Consideration less the aggregate amount of the Equity Cancellation Payments in accordance with Section 3.1, Parent shall promptly deposit, or cause to be deposited, additional cash with the Paying Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Section 3.3. The Exchange Fund may be invested by the Paying Agent as reasonably directed by Parent; provided, however, that any such investment (i) shall not relieve Parent from making any payments required by this Agreement, (ii) shall not have a maturity that could prevent or delay any payments to be made pursuant to this Agreement, (iii) shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and (iv) no such investment or loss thereon shall affect the amounts payable to holders of Stock Certificates or Book-Entry Shares pursuant to this ARTICLE III. Any interest and other income resulting from such investments shall be paid to Parent. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration.

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(b) Payment Procedures.

(i) Company Common Stock Certificates. Promptly after the Effective Time (and in no event later than two Business Days after the Closing Date), Parent shall cause the Paying Agent to mail to each holder of record of a Stock Certificate and whose shares of Company Common Stock were converted pursuant to Section 3.1 into the right to receive the Merger Consideration (A) a letter of transmittal in the form attached hereto as Exhibit B (each, a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates shall pass, only upon delivery of the Stock Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and (B) instructions for effecting the surrender of the Stock Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.1. Upon surrender of a Stock Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Paying Agent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Stock Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable (but in no event earlier than the date of receipt of file-stamped evidence of the Merger Filing from the Office of the Department of the Treasury of the State of New Jersey), the Merger Consideration therefor pursuant to the provisions of this ARTICLE III for each share of Company Common Stock formerly represented by such Stock Certificate, and the Stock Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Stock Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Stock Certificate is registered, it shall be a condition precedent of payment that (A) the Stock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Stock Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not required to be paid.

(ii) Book Entry Shares. Promptly following receipt of file-stamped evidence of the Merger Filing from the Office of the Department of the Treasury of the State of New Jersey, and in no event later than three (3) Business Days after the date thereof, Parent shall cause the Paying Agent to mail to each holder of record of Book-Entry Shares, which such Book-Entry Shares were converted pursuant to Section 3.1 into the right to receive the Merger Consideration, the Merger Consideration that such Book-Entry Shares are entitled to received pursuant to the provisions of this ARTICLE III. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any Book-Entry Share is registered, it shall be a condition precedent of payment that (A) the holder of such Book-Entry Share shall provide written evidence of proper transfer of such Book-Entry Share and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Book-Entry Share or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not required to be paid.

(c) No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Stock Certificate (or affidavit of loss in lieu thereof) or in respect of any Book-Entry Share.

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(d) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock on the records of the Company. Until surrendered as contemplated by this Section 3.3, each Stock Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration for each share of Company Common Stock formerly represented by such Stock Certificate or Book-Entry Share, as contemplated by this ARTICLE III. If, after the Effective Time, Stock Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Lost Stock Certificates. If any Stock Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen, or destroyed, the Paying Agent shall deliver in exchange for such lost, stolen, or destroyed Stock Certificate the Merger Consideration payable in respect thereof pursuant to Section 3.1.

(f) Termination of Exchange Fund; No Liability. At any time following the first anniversary of the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed to holders of Stock Certificates or Book-Entry Shares, other than any such funds for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat, or similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Stock Certificates (or affidavit of loss in lieu thereof), if applicable, and in respect of their Book-Entry Shares upon compliance with the procedures in Section 3.3(b), without any interest thereon, and Parent shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of their claim for the Merger Consideration payable upon due surrender of their Stock Certificates (or affidavit of loss in lieu thereof), if applicable, and in respect of their Book-Entry Shares upon compliance with the procedures in Section 3.3(b). Any amounts remaining unclaimed by holders of any such Stock Certificates or Book-Entry Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation. Notwithstanding the foregoing, none of Parent, the Company, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Stock Certificate or Book-Entry Share for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

3.4 Treatment of Options, Restricted Stock Awards, Restricted Stock Units and Warrants.

(a) Options. Effective as of the Effective Time, automatically and without any action on the part of the holder thereof, (i) the vesting of each Company Option that remains outstanding as of the Effective Time and has an exercise price per share that is less than the Merger Consideration shall be accelerated in full, (ii) each holder of each such Company Option shall be paid by the Surviving Corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number shares Company Common Stock underlying such Company Option as of the Effective Time, by (y) an amount equal to (1) the Merger Consideration, less (2) the per share exercise price of such Company Option (the “Option Consideration”), less any applicable withholding Taxes (it being understood and agreed that such exercise price shall not actually be paid to the Surviving Corporation by the holder of a Company Option) and (iii) each Company Option shall be cancelled and terminated as of the Effective Time. On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay to each of the holders of Company Options, the applicable Option Consideration (less any applicable withholding Taxes) on the next regular payroll date following the Closing Date (but in no event earlier than the date of receipt of file-stamped evidence of the Merger Filing from the Office of the Department of the Treasury of the State of New Jersey).

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(b) Restricted Stock Awards. Effective as of the Effective Time, automatically and without any action on the part of the holder thereof, (i) the vesting of each Company Restricted Stock Award underlying any outstanding Company Unvested Restricted Shares as of the Effective Time shall be accelerated in full, (ii) each such Company Restricted Stock Award shall be cancelled and terminated as of the Effective Time and (iii) each such Company Restricted Stock Award shall be converted pursuant to Section 3.1 into the right to receive, with respect to each share of Company Common Stock subject to such Company Restricted Stock Award (as determined in accordance with the applicable award agreement relating thereto), the Merger Consideration, less all applicable withholding and other authorized deductions (the “Restricted Stock Consideration”). On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay to each of the holders of Company Restricted Stock Awards, the applicable Restricted Stock Consideration (less any applicable withholding Taxes) on the next regular payroll date following the Closing Date (but in no event earlier than the date of receipt of file-stamped evidence of the Merger Filing from the Office of the Department of the Treasury of the State of New Jersey).

(c) Restricted Stock Units. Effective as of the Effective Time, automatically and without any action on the part of the holder thereof, (i) the vesting of each Company RSU Award underlying any outstanding Company Unvested RSUs as of the Effective Time shall be accelerated in full, (ii) each such Company RSU Award shall be cancelled and terminated as of the Effective Time and (iii) each holder of each such Company RSU Award shall be paid by the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Company Unvested RSUs underlying such Company RSU Award as of the Effective Time, by (y) the Merger Consideration (the “RSU Consideration”). On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay to each of the holders of Company RSU Awards, the applicable RSU Consideration (less any applicable withholding Taxes) as promptly as practicable thereafter (but in no event earlier than the date of receipt of file-stamped evidence of the Merger Filing from the Office of the Department of the Treasury of the State of New Jersey).

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(d) Warrants. Effective as of the Effective Time, , (i) each Company Warrant shall be cancelled and terminated as of the Effective Time, and (ii) each holder of each such Company Warrant shall be paid by the Surviving Corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number shares Company Common Stock underlying such Company Warrant immediately prior to the Effective Time, by (y) an amount equal to (1) the Merger Consideration, less (2) the applicable per share exercise price of such Company Warrant (the “Warrant Consideration”), less any applicable withholding Taxes (it being understood and agreed that such exercise price shall not actually be paid to the Surviving Corporation by the holder of a Company Warrant). On the Closing Date, Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and Parent shall cause the Surviving Corporation to pay to each of the holders of Company Warrants, the applicable Warrant Consideration (less any applicable withholding Taxes) as promptly as practicable thereafter (but in no event earlier than the date of receipt of file-stamped evidence of the Merger Filing from the Office of the Department of the Treasury of the State of New Jersey). Within ten (10) Business Days following the date hereof, each holder of an outstanding Company Warrant shall be provided with written notice that such holder shall have the right to receive the Warrant Consideration, with such receipt of the Warrant Consideration conditioned on the occurrence of the Effective Time.

(e) Prior to the Effective Time, the Company shall terminate the Company Stock Plans effective as of immediately prior to the Effective Time, subject to the consummation of the Merger.

(f) Prior to the Effective Time, the Company shall adopt such resolutions and take such other actions as are necessary, including provision of any required written notice, so as to effect the treatment of Company Options, Company Restricted Stock Awards, Company RSU Awards and the Company Stock Plans as contemplated by this Section 3.4.

3.5 Withholding. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code or any other applicable state, local or non-U.S. Law. To the extent that amounts are so deducted or withheld and timely remitted to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) any Company SEC Documents filed by the Company with, and made publicly available by, the SEC during the twelve (12) months prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein and any amendments and supplements thereto, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections (in each case, other than factual information contained therein) or any other similar disclosure of risks contained therein to the extent similarly predictive, cautionary or forward looking in nature (other than factual information contained therein)) or (ii) the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, be a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this ARTICLE IV for which it is reasonably apparent on its face that such information is relevant to such other section), the Company hereby represents and warrants to the Parent Entities as of the date hereof and as of the Closing as set forth below in this ARTICLE IV:

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4.1 Due Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of New Jersey. Each Company Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. The Company has and each Company Subsidiary has all requisite corporate or similar power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Company and each Company Subsidiary is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, where the failure to be so qualified or, where relevant, in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has filed with the SEC, prior to the date hereof a complete and accurate copy of the Company Governing Documents as amended through the date hereof. The Company Governing Documents are in full force and effect, and the Company is not in violation of the Company Governing Documents. The Company has made available to Parent complete and accurate copies of the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each of the Company Subsidiaries.

4.2 Power and Authority: Authorization.

(a) Assuming the accuracy of the representation set forth in the first sentence of Section 5.7, the Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon to adopt this Agreement (the “Company Shareholder Approve”), to consummate the Transactions, including the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations under this Agreement, and the consummation by the Company of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the performance of the Company’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except, with respect to the Merger, the receipt of the Company Shareholder Approval and the Merger Filing.

(b) The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and to approve the Transactions, including the Merger, under the NJBCA, the Company Governing Documents and the listing and corporate governance rules and regulations of the NYSE.

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(c) On or prior to the date hereof the Company Board of Directors has unanimously (i) determined that the terms of the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and the Company Shareholders, (ii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, (iii) declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions contained herein and (iv) resolved to recommend that the Company Shareholders adopt this Agreement. None of the foregoing actions by the Company Board of Directors has been rescinded or modified in any way (not including a Change of Recommendation that may be effected after the date hereof in accordance with the terms of Section 6.6).

(d) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution, and delivery of this Agreement by the Parent Entities, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to limitations on enforcement and other remedies imposed by or arising under or in connection with (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting rights of creditors generally, and (ii) rules of law and general principles of equity, including those governing specific performance, injunctive relief and other equitable remedies (the “General Enforceability Exceptions”).

4.3 No Violation; Governmental Consents.

(a) The execution, delivery, and performance by the Company of this Agreement do not, and, subject to the receipt of the Company Shareholder Approval and except as described in Section 4.3(b), the consummation of the Transactions will not, (i) conflict with or violate any provision of the Company Governing Documents or the organizational or governing documents of any Company Subsidiary, (ii) conflict with or result in any breach, violation, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or right or adversely affect any rights of or benefit to the Company or any Company Subsidiary under any Material Contract (other than Material Contracts that may be canceled or terminated for convenience) binding upon the Company or any Company Subsidiary or to which any of them are a party or by which or to which any of their respective properties or assets are bound or subject, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary, other than Permitted Liens, or (iii) assuming that all authorizations, permits, consents, and approvals contemplated by Section 4.3(b) have been obtained, and all filings, notifications, and other actions described in such clause have been made or taken (and any waiting periods thereunder have terminated or expired), conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than, in the case of clause (ii), any such conflict, breach, violation, default, termination, modification, cancellation, acceleration, right, loss, Lien, or other occurrence that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b) Other than in connection with or in compliance with (i) the NJBCA, including the filing of the Certificate of Merger with the Secretary of State of the State of New Jersey, (ii) the filing of the Proxy Statement in definitive form with the SEC and any amendments or supplements thereto and the mailing of the Proxy Statement, (iii) the Exchange Act, including such reports as may be required by any Governmental Authority in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (iv) applicable state securities, takeover and “blue sky” Laws, and (v) any applicable rules and regulations of the NYSE, no authorization, permit, notification to, consent, or approval of, or filing with, any Governmental Authority is required, under applicable Law, for the consummation by the Company of the Transactions.

4.4 Capitalization.

(a) The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock and 2,000,000 shares of Company Preferred Stock. At the close of business on May 22, 2023 (the “Company Capitalization Date”), (i) 21,321,047 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 15,066,646 shares of Company Common Stock were held in the Company’s treasury, (iv) 0 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, (v) under the Company Stock Plans, there were (A) outstanding Company Options to purchase 2,025,000 shares of Company Common Stock, (B) outstanding Company Restricted Stock Awards with respect to 180,000 shares of Company Common Stock (all of which are Company Unvested Restricted Shares), and (C) outstanding Company RSU Awards with respect to 340,907 shares of Company Common Stock (including 125,000 Company Unvested RSUs), an (vi) 266,167 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Warrants.

(b) All of the issued and outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and were not issued in violation of the Company Governing Documents or any preemptive rights or other preferential rights of subscription or purchase of any Person.

(c) Each outstanding Company Equity Award was granted under the Company Stock Plans in accordance therewith. Section 4.4(c) of the Company Disclosure Letter sets forth a true and complete list, as of the Company Capitalization Date, with respect to each outstanding Company Equity Award, of (i) the employee ID (or other identification reference) of the holder, (ii) the type of award, (iii) the number of unvested shares of Company Common Stock underlying such Company Equity Award, (iv) the date of grant, (v) the vesting schedule of such Company Equity Award and, if applicable, (vi) the exercise price of the Company Equity Award.

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(d) Except as set forth in Sections 4.4(a) and 4.4(c), and other than the shares of Company Common Stock that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Sections 4.4(a) and issued in accordance with the terms of the Company Stock Plans, in each case, as of the date hereof: (i) the Company does not have any shares of capital stock or other equity interests issued or outstanding; (ii) there are no outstanding stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting security of the Company and (iii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities, or other similar rights, agreements, or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for such shares of capital stock or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities, or other similar right, agreement, or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution, or otherwise) in, any Company Subsidiary that is not wholly owned or in any other Person. There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer, or similar right with respect to, (4) requiring the registration for sale of, or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of capital stock or other equity interests of the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote with the Company Shareholders on any matter.

(f) There are no voting trusts or other agreements, commitments or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interests of the Company or any Company Subsidiary.

4.5 Subsidiaries. Section 4.5 of the Company Disclosure Letter sets forth, as of the date of this Agreement, an accurate and complete list of each Company Subsidiary, together with the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary. Except for the capital stock of, or other equity interests in, the Company Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, any Person. All of the issued and outstanding shares of capital stock of, or other equity interests in, the Company Subsidiaries have been issued in accordance with the respective terms thereof, duly authorized and validly issued and were not issued in violation of any preemptive rights or other preferential rights of subscription or purchase of any Person.

4.6 SEC Reports and Financial Statements.

(a) Since January 1, 2018, the Company has timely filed or furnished, as applicable, all forms, statements, schedules, reports and other documents required to be filed or furnished by it with the SEC (such forms, statements, schedules, reports and other documents filed or furnished since January 1, 2018, the “Company SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act, and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, each as in effect on the date of any such filing, and none of the Company SEC Documents contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements furnished by the Company to the SEC. Since January 1, 2018 through the date hereof, the Company has not received from the SEC (i) any written comments or questions with respect to any of the Company SEC Documents that are not resolved, or (ii) any written notice from the SEC that such Company SEC Documents are being reviewed or investigated. No Company Subsidiary is required to file any forms, reports, or other documents with the SEC.

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(b) The consolidated financial statements (including all related notes and schedules) of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and (ii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and the absence of notes) in conformity with GAAP, in all material respects, during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and the absence of notes).

(c) Section 4.6(c) of the Company Disclosure Letter sets forth, as of May 19, 2023, the Indebtedness of the Company and each Company Subsidiary as of the Company Capitalization Date, other than Indebtedness included in the latest Quarterly Report on Form 10-Q in the Company SEC Documents.

(d) Since January 1, 2018, the Company has not dismissed any of its previous independent auditors, and no previous independent auditors of the Company have resigned and PKF O’Connor Davies, LLP has not resigned or informed the Company that it intends to resign, as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(e) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act (“Internal Controls”). The Company’s Internal Controls are designed to provide reasonable assurances that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Internal Controls in compliance with the requirements of Section 404(a) of the Sarbanes-Oxley Act and such assessment concluded that such controls are effective. Since January 1, 2018, neither the Company nor, to the Knowledge of the Company, the Company’s auditors has identified or been made aware of (i) any significant deficiencies or material weaknesses in the design, maintenance or operation of the Company’s Internal Controls which would adversely affect the Company’s ability to record, process, summarize and report financial data, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls or preparation of financial statements or (iii) any claim or allegation regarding any of the foregoing.

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(f) No attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or, to the Company’s Knowledge, to any director or officer of the Company.

4.7 Absence of Changes. Since December 31, 2022, (i) there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the Company and the Company’s Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects and in a manner consistent with past practice in all material respects, except to the extent it relates to the events giving rise to and the discussion and negotiation of, or otherwise in connection with, this Agreement and the Transactions, and (iii) except as set forth in Section 4.7(iii) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has taken any actions which, had such actions been taken after the date of this Agreement and prior to the Closing, would have required the prior written consent of Parent pursuant to Section 6.1(b) but not including Sections 6.1(b)(ix), 6.1(b)(x), 6.1(b)(xi), 6.1(b)(xvi) and 6.1(b)(xvii).

4.8 Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise, except (a) as specifically disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of December 31, 2022 filed with, and made publicly available by, the SEC prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2022 (none of which related to any breach of contract, breach of warranty, tort, infringement, misappropriation, dilution or any other action), (c) liabilities incurred in connection with, or as expressly required or expressly contemplated by, this Agreement and (d) as set forth in Section 4.8 of the Company Disclosure Letter.

4.9 Assets.

(a) The Company or a Company Subsidiary owns, and has title to, or in the case of assets (other than Company Leased Real Property) purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and the Company Subsidiaries.

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(b) Neither the Company nor any Company Subsidiaries owns, nor has owned in the past five (5) years owned, any real property, and, to the Company’s Knowledge, neither the Company nor any Company Subsidiary has ever owned any real property.

(c) Section 4.9(c) of the Company Disclosure Letter lists the addresses of each Company Leased Real Property and each Company Real Property Lease. With respect to the Company Leased Real Property and each Company Real Property Lease, except as set forth in Section 4.9(c) of the Company Disclosure Letter, (i) either the Company or a Company Subsidiary is the tenant named therein and such tenant has a good and valid leasehold interest in each material lease, sublease, license, or other material use or occupancy agreement (such material leases, collectively, the “Company Real Property Leases”) under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (other than shared office space, co-working office space, virtual office space and similar arrangements) (such real property, together with all buildings, fixtures and improvements located thereon, and to the extent subject to such Company Real Property Leases, the “Company Leased Real Property”), (ii) all Company Real Property Leases are in full force and effect and are valid and enforceable in accordance with their respective terms, against the Company or a Company Subsidiary and, to the Company’s Knowledge, each other party thereto, (iii) none of the Company or any Company Subsidiary has received any uncured notice of default of any provision of any Company Real Property Lease, and to the Company’s Knowledge no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, could reasonably be expected to constitute a default, or permit the termination, modification or acceleration of rent under such Company Real Property Lease, (iv) neither the Company nor any Company Subsidiary has, and to the Company’s Knowledge, no third party to the applicable Company Real Property Lease has, repudiated any provision thereof, (v) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person or entity the right to use or occupy any Company Leased Real Property or any portion thereof, (vi) the Company and each Company Subsidiary holds its leasehold interests in the respective Company Leased Real Property free and clear of all Liens, except Permitted Liens, (vii) the Company and each Company Subsidiary that is party to a Company Real Property Lease has peaceful, undisturbed and exclusive possession of its respective Company Leased Real Property, subject to the subordination of its interest to lenders to the landlord under such Company Real Property Lease, (viii) the full amount of security deposit required under each Company Real Property Lease, if any, is on deposit thereunder, (ix) neither the Company nor any Company Subsidiary owes any brokerage commissions or finder’s fees with respect to such Company Real Property Lease or any renewal or extension thereof or the exercise of any right or option thereunder, or will in the future owe any brokerage commissions or finder’s fees with respect to such Company Real Property Lease as it exists as of the date hereof, and (x) the Company has made available to Parent a true, correct and complete copy of each such Company Real Property Lease (including, without limitation, any subleases, amendments, extensions, renewals, modifications, guaranties, licenses, concessions and other agreements, whether written or oral, to which the Company or a Company Subsidiary is party with respect to such Company Leased Real Property), and such Company Real Property Leases are the result of bona fide arm’s length negotiations between unaffiliated parties and constitute all written and oral agreements of any kind for the leasing, rental, use or occupancy of the Company Lease Real Property by the Company or any Company Subsidiary.

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(d) Except as listed on Section 4.9(d) of the Company Disclosure Letter, the transactions contemplated by this Agreement do not require the consent of or notice to any other party to a Company Real Property Lease, will not result in a breach of or default under such Company Real Property Lease, will not give rise to any recapture or similar rights, and will not otherwise cause such Company Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing.

(e) To the Company’s Knowledge, all of the buildings, plants, structures, and facilities comprising the Company Leased Real Property are in good working condition and are sufficient for the current use of the Company Leased Real Property in conducting the Company’s business, and the Company Leased Real Property is all of the real property and interests in real property used in or necessary to conduct the Company’s business and operations as currently conducted. Except as set forth on Section 4.9(e) of the Company Disclosure Letter, there are no unsatisfied capital expenditure requirements or remodeling, replacement or repair obligations of Company or any Company Subsidiary with respect to any Company Leased Real Property other than ordinary maintenance and repair obligations.

(f) Neither the Company nor any Company Subsidiary has received written notice of any condemnation or eminent domain proceeding with respect to the Company Leased Real Property or any portion thereof, and, to the Company’s Knowledge, there is no such pending or threatened condemnation or eminent domain proceeding.

4.10 Material Contracts.

(a) Except for this Agreement, Section 4.10(a) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract or purchase order, as applicable, described below in this Section 4.10(a) under which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case, in effect as of the date hereof, other than Company Plans (each Contract or purchase order, as applicable, of the type described in this Section 4.10(a) and each Company Real Property Lease being collectively referred to as “Material Contracts” and each a “Material Contract”):

(i) each Contract that contains covenants that limit the ability of the Company or any Company Subsidiary (A) to compete in any business or with any Person or in any geographic area or to sell, supply or distribute any service or product (including any non-compete, exclusivity or “most-favored nation” provisions), or (B) to purchase or acquire an interest in any other entity, except, in each case, for any such Contract that may be cancelled without notice or penalty or other Liability of the Company or any Company Subsidiary upon notice of sixty (60) days or less;

(ii) each acquisition or divestiture Contract that contains (A) indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of $100,000 or (B) earn-out, contingent payment, or similar provisions requiring future payments by or to the Company or any Company Subsidiary;

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(iii) each Contract that gives any Person the right to acquire any assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Products or custom applications) after the date hereof with consideration of more than $100,000;

(iv) any settlement agreement or similar Contract restricting in any respect the operations or conduct of the Company or any Company Subsidiary, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(v) each Contract or active purchase order open as of May 19, 2023 that is a Material Customer Agreement or a Material Supplier Agreement;

(vi) each Contract that requires the Company or any Company Subsidiary to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(vii) each Contract with a broker, distributor, dealer, or manufacturer’s representative that resulted in $50,000 or more in revenue or expense in the 2022 calendar year;

(viii) each franchise, agency, sales promotion, market research, marketing consulting and advertising Contract;

(ix) each Contract or active purchase order open as of May 19, 2023, other than customer, supplier and vendor Contracts, not otherwise described in any other subsection of this Section 4.10(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive, payments in excess of $100,000 in the 12-month period following the date hereof;

(x) any Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure in excess of $100,000;

(xi) each Contract relating to outstanding indebtedness for borrowed money (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $100,000 or relating to any Liens (other than Permitted Liens) on the assets of the Company or any Company Subsidiary, other than any guarantees by the Company of indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of indebtedness of the Company or any other Company Subsidiaries;

(xii) each Contract involving other derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of $100,000;

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(xiii) each Contract between the Company or any Company Subsidiary, on the one hand, and any officer, director or Affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary, any beneficial owner, directly or indirectly, of more than 5% of the number or voting power of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand;

(xiv) each Contract between the Company or any Company Subsidiary, on the one hand, and any Governmental Authority or any Person that is, to the Company’s Knowledge, a subcontractor of any Governmental Authority, on the other hand (each such Contract, a “Government Contract”);

(xv) each Contract for the employment of any executive, director, officer, employee or consultant of the Company or Company Subsidiary that provides for compensation in excess of $100,000 per annum;

(xvi) each Contract for employment between the Company or any Company Subsidiary and any of its or their employees (other than offer letters to “at will” employees issued in the ordinary course of business that do not provide any severance-type benefits);

(xvii) each Contract between the Company or any Company Subsidiary and any employee leasing agency or professional employer organization for the engagement of employees or other service providers;

(xviii) each Contract between the Company or any Company Subsidiary and any labor union or other labor organization representing any employee;

(xix) any Contract not otherwise described in any other subsection of this Section 4.10(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent or publicly filed with the SEC in the last twelve (12) months prior to the date hereof. None of the Company or any Company Subsidiary is in is material breach of or material default under the terms of any Material Contract. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in material breach of or material default under the terms of any Material Contract. Except to the extent that any Material Contract expires in accordance with its terms prior to the Closing, each Material Contract is a valid, binding and enforceable obligation of the Company or a Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the General Enforceability Exceptions.

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4.11 Customers and Suppliers.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a list of the top 15 customers of the Company and the Company Subsidiaries, taken as a whole, based on aggregate revenue received by the Company and the Company Subsidiaries during the year ended December 31, 2022 (each, a “Material Customer” and each such Contract or active purchase order open as May 19, 2023 with a Material Customer, a “Material Customer Agreement”). Except as set forth on Section 4.11(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any written or, to the Company’s Knowledge, oral notice from any Material Customer that such Material Customer intends to: (i) cancel, terminate, renegotiate or change the scope of rights or obligations under any Contract with the Company or the Company Subsidiaries; (ii) materially reduce or alter its usage of the services or products of the Company or any Company Subsidiary; (iii) materially reduce or alter the frequency or volume of purchase orders (or similar documents) submitted to or fulfilled for the Company or any Company Subsidiary; (iv) fail or refuse to renew any Contract with the Company or the Company Subsidiaries; or (v) file for bankruptcy or voluntarily or involuntarily enter into insolvency proceedings under any state, federal or other jurisdictions.

(b) Section 4.11(b) of the Company Disclosure Letter sets forth a list of the top 15 suppliers and vendors of the Company and the Company Subsidiaries, taken as a whole, based on the consolidated cost of goods and services paid to such Persons by the Company and the Company Subsidiaries during the year ended December 31, 2022 (each, a “Material Supplier” and each such Contract or active purchase order open as May 19, 2023 with a Material Supplier, a “Material Supplier Agreement”). Except as set forth on Section 4.11(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any written or, to the Company’s Knowledge, oral notice from any Material Supplier that such supplier intends to: (i) cancel, terminate, renegotiate or change the scope of rights or obligations under any Contract with the Company or the Company Subsidiaries; (ii) materially reduce or alter its provision of services or products to the Company or any Company Subsidiary; (iii) fail or refuse to renew any Contract with the Company or the Company Subsidiaries; or (iv) file for bankruptcy or voluntarily or involuntarily enter into insolvency proceedings under any state, federal or other jurisdictions.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth all: (i) Registered Intellectual Property, including (as applicable) the record owner, jurisdiction, and the issuance, registration and application date; (ii) material unregistered Owned Intellectual Property; and (iii) Licensed Intellectual Property (excluding Ordinary Course Licenses, Open Source Licenses, and Software licensed pursuant to Off-the-Shelf Software Licenses). All Registered Intellectual Property has been applied for, registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office and United States Copyright Office or other filing offices, domestic or foreign. All Registered Intellectual Property is in full force and effect, and there are no actions that must be taken by the Company within sixty (60) days following the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the United Stated Patent and Trademark Office or foreign counterparts for the purpose of obtaining, maintaining, perfecting or preserving or renewing such Registered Intellectual Property. None of the Registered Intellectual Property has been adjudicated by a United States court to be invalid or unenforceable, in whole or in part.

(b) The Company (i) solely and exclusively owns all right, title, and interest in and to all Owned Intellectual Property and (ii) has the right to use all Licensed Intellectual Property pursuant to a written Contract that is valid and enforceable, in each case, free and clear of any Liens, other than Permitted Liens. All Registered Intellectual Property is valid, subsisting and enforceable, and, to the Knowledge of the Company, all other Owned Intellectual Property is valid, subsisting and enforceable. No third Person has asserted any ownership rights in the Owned Intellectual Property.

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(c) The Company Intellectual Property constitutes all of the Intellectual Property necessary for the conduct of the Company’s business. All Company Intellectual Property owned or used by the Company immediately prior to the Closing Date will be owned or available for use (as applicable) by the Company on identical terms and conditions immediately after the Closing Date.

(d) Section 4.12(d) of the Company Disclosure Letter contains a list of all Contracts in effect as of the date hereof pursuant to which the Company or any Company Subsidiary (i) grants any license, covenant not to assert, release, or agreement not to enforce or prosecute to any Person under or to any material Owned Intellectual Property, except Ordinary Course Licenses, or (ii) is granted a license, covenant not to assert, release, agreement not to enforce or prosecute, or immunity to or under any Person’s Intellectual Property , except Ordinary Course Licenses, Off-the-Shelf Software Licenses, and Open Source Licenses.

(e) The use of the Owned Intellectual Property and the conduct and operation of the Company’s business as currently conducted does not infringe, misappropriate, dilute, violate, or otherwise impair any Intellectual Property right of any other Person. Except as set forth on Section 4.12(e) of the Company Disclosure Letter, the Company has not received any written notice (i) claiming that the Company has infringed, misappropriated, or otherwise violated the Intellectual Property of any Person (including cease and desist letters or invitations to take a license), (ii) challenging the validity, enforceability, ownership, or use of any Owned Intellectual Property, or (iii) regarding trademark oppositions, cancellation, or invalidation actions of the Owned Intellectual Property. Except as set forth on Section 4.12(e)(iv) of the Company Disclosure Letter, the Company has not made any claim against a Third Party alleging infringement, misappropriation, or other violation of the Owned Intellectual Property or otherwise challenging Third-Party Intellectual Property.

(f) The Company has taken commercially reasonable steps to preserve the Trade Secrets included within the Owned Intellectual Property. All former and current employees who started employment with the Company on or after January 1, 2017, and all current consultants and contractors of the Company who have or have had access to any Trade Secrets included in the Company Intellectual Property, and/or who are or were involved in the creation or development of any Owned Intellectual Property have entered into a valid and enforceable written agreement with the Company pursuant to which such Person (i) agrees to protect the Trade Secrets owned by the Company, and (ii) assigns to the Company all right, title and interest in and to all Intellectual Property conceived, created or developed in the course of his, her or its employment or retention by the Company (unless assigned by operation of Law). All such agreements are in full force and effect and have not suffered a default or breach.

(g) No funding, resources, facilities, or personnel of any Governmental Authority, university or research institution has been used in connection with the development of any Intellectual Property rights by or for the Company, and no Governmental Authority, university, or research institution has ownership rights in or a license to (other than as a customer) any Owned Intellectual Property.

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(h) The Business Systems are sufficient and appropriate for the continued conduct of the business immediately following the Closing in substantially the same manner as conducted by the Company as of the date hereof. There have been no failures, breakdowns, continued substandard performance or other adverse events affecting any Business Systems, in each case that have materially disrupted the conduct of the business. The Business Systems do not contain any “viruses”, malicious code “worms,” “trojan horses,” “bugs,” “faults” or other devices, errors, contaminants, computer instructions, circuitry or other technological means that is designed or intended to (A) materially disrupt or adversely affect the functionality of any information technology system, network or device; or (B) enable or assist any Person to gain unauthorized access to any information technology system, network or device.

(i) Neither the execution, delivery or performance of this Agreement or the other transaction documents or any other agreements referred to herein or therein, nor the consummation of any of the transactions contemplated hereby or thereby, will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company Intellectual Property; (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Company Intellectual Property; or (iii) by the terms of any Contract, a reduction of any royalties or other payments the Company would otherwise be entitled to with respect to any Company Intellectual Property.

4.13 Privacy and Data Protection. The Company and each Company Subsidiary is and has been in material compliance for the past five (5) years with all applicable laws, regulations, contractual obligations, and binding industry standards concerning the collection, processing, transmission, use, storage, and disposal of Personal Information (the “Privacy Requirements”). No claim, lawsuit, investigation or other formal inquiry has been asserted or threatened in writing alleging a violation of the Privacy Requirements by the Company, any Company Subsidiary or, to the Knowledge of Company, a service provider processing Personal Information on behalf of the Company or any Company Subsidiary. The Company and each Company Subsidiary has established an information security program (or programs) that includes not less than reasonable technical, administrative, and physical safeguards designed to: (a) reasonably protect the availability, integrity, security, and confidentiality of the Company Information Systems and the data and information stored on the Company Information Systems, including Personal Information (“Company Data”); and (b) reasonably protect against unauthorized access to or use or alteration of the Company Information Systems and the Company Data. Except as set forth in Section 4.13 of the Company Disclosure Letter, to the Knowledge of Company, within the past five years, there have been no instances of unauthorized access, use or disclosure of Personal Information in the possession or control of the Company, any Company Subsidiary or, to the Knowledge of Company, any of their respective service providers who process Personal Information on behalf of the Company or any Company Subsidiary. Except as set forth in Section 4.13 of the Company Disclosure Letter, within the past five years, neither the Company nor any Company Subsidiary has provided notice to any customers or other Persons of any breach of security relating to, or unauthorized access to or acquisition of, Company Data. The consummation of the transactions contemplated hereby and the Ancillary Agreements will not breach or otherwise cause any violation of the Privacy Requirements.

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4.14 Environmental Matters. Except as set forth on Section 4.14 of the Company Disclosure Letter, (a) since January 1, 2018, the Company and each Company Subsidiary has been, and is, in material compliance with all Environmental Laws and all provisions of the Company Real Property Leases relating to Environmental Laws and Hazardous Substances; (b) since January 1, 2018, the Company and each Company Subsidiary has obtained and has complied in all material respects with all Environmental Permits required under Environmental Laws that are or were materially necessary to operate their businesses as currently, or as applicable, historically conducted; (c) (i) there have been no Releases or threats of Releases, and (ii) no Person has been exposed to any Hazardous Substance, in either case (i) or (ii) at, from, to, in, under or on any Site (A) in material violation of any Environmental Laws; (B) in a manner that would reasonably be expected to require material expenditures by the Company or any Company Subsidiary for reporting, investigation or remediation under Environmental Laws, or (C) that could reasonably be expected to result in a material liability to the Company or any Company Subsidiary; (d) there is no off-Site location at or to which the Company or any Company Subsidiary has arranged for the transportation, storage, disposal or treatment of Hazardous Substances that is the subject of any ongoing federal, state, local, or foreign enforcement action with respect to which the Company or any Company Subsidiary could reasonably be expected to incur material liability; (e) the Company Leased Real Property is not designated as a treatment, storage, and/or disposal facility nor, to the Company’s Knowledge, has such facility ever applied for an Environmental Permit designating it as a treatment, storage, and/or disposal facility, in either case, under any Environmental Law; (f) the Company has not received written notice of any pending or threatened Environmental Claims against the Company or any Company Subsidiary; (g) neither the Company nor any Company Subsidiary is subject to any judgment, decree or order of or with any Governmental Authority under any Environmental Laws; (h) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will require any notification to or consent of any Governmental Authority or the undertaking of any investigations or remedial actions pursuant to Environmental Laws (including pursuant to the Industrial Site Recovery Act); and (i) neither the Company nor any Company Subsidiary has assumed responsibility, or agreed to indemnify or hold harmless any Person, for any liability or obligation arising under or relating to Environmental Laws, which would reasonably be expected to result in material costs to the Company or any Company Subsidiary. This Section 4.14 and Sections 4.6, 4.7 and 4.8 contain the sole representations and warranties in this Agreement pertaining to Environmental Laws and Hazardous Materials.

4.15 Labor and Employment.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a complete and accurate listing of (i) all present officers, managers and employees of the Company and Company Subsidiaries (the “Company Employees”), and includes their date of hire, job title, current annual salary or hourly rates as well as any bonus or profit sharing compensation which is due, exempt or non-exempt status and leave status, and (ii) all Persons who provide services to and are engaged by the Company or any Company Subsidiary as independent contractors or consultants in connection with the operation of the business (“Service Providers”). The Company and the Company Subsidiaries are not delinquent in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other compensation for any services performed for the Company or the Company Subsidiaries, or amounts required to be reimbursed to such employees.

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(b) All employees of the Company and the Company Subsidiaries are employed on an at-will basis, which means that their employment can be terminated at any time, with or without prior notice, for any reason (other than an unlawful reason) or no reason at all.

(c) Neither the Company nor any Company Subsidiaries is bound by or subject to any Contract with any labor union. To the Company’s Knowledge, no employee of the Company or any Company Subsidiary is represented by any labor union or covered by any collective bargaining agreement in connection with their employment with the Company or the Company Subsidiaries. To the Company’s Knowledge, there is no campaign to establish such representation in progress. There is no pending or, to the Company’s Knowledge, threatened labor dispute involving the Company or any Company Subsidiary and any group of employees nor has the Company or any Company Subsidiary experienced any significant labor interruptions over the past three years.

(d) In the past five (5) years, all employees of the Company and the Company Subsidiaries are and have been, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any similar Law of any state or other jurisdiction applicable to such employees. Neither the Company nor any Company Subsidiary is delinquent in respect of, or has failed to pay, any sums due and payable to its employees, consultants or contractors for wages (including overtime, premium pay for missed meal breaks or waiting time penalties), salaries, commissions, bonuses, accrued and unused vacation, on-call payments, equal pay or collective bargaining payments to which they would be entitled under applicable Law, if any, bonuses, benefits, advantage in kind, mandatory or voluntary profit sharing, stock options, or other compensation for any services performed by them or amounts required to be reimbursed (including reimbursement of business expenses) or damages or interest owed to such individuals. Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with prior practice).

(e) All Persons classified by the Company and the Company Subsidiaries as independent contractors satisfy and have at all times in the past five (5) years satisfied the requirements of applicable Law to be so classified, and the Company has fully and accurately reported such Person’s compensation on IRS Form 1099 when required to do so; and the Company has no obligations to provide benefits with respect to such persons under any Benefit Plans or otherwise.

(f) The Company and the Company Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, employment discrimination, sexual harassment, civil rights, affirmative action, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws), employee leave issues, unemployment insurance, work authorization, immigration, occupational safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes; and neither the Company nor any Company Subsidiary has in the past five (5) years been the subject of any discrimination actions or internal complaints relating to sex, race, color, national origin, gender, religion, age, marital status, disability, handicap, harassment, or any other alleged violation of applicable employment laws against the Company or any Company Subsidiary.

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(g) Neither the Company nor any Company Subsidiary has experienced a “plant closing” or “mass layoff” as defined by Federal Worker Adjustment and Retraining Notification Act or analogous state Law.

(h) In the past five (5) years, neither the Company nor any Company Subsidiary has obtained the services of workers through staffing companies, employee leasing entities, professional Employer organizations (PEO) or other similar suppliers of labor.

4.16 Employee Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth an accurate schedule of (i) each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each bonus, deferred compensation, incentive, restricted stock, stock purchase, stock option, stock appreciation right, phantom stock, supplemental pension, executive compensation, cafeteria, dependent care, director or employee loan, fringe benefit, sabbatical, severance (including any termination pay or similar plan, program, policy, agreement, or arrangement) plan, vacation policy, or voluntary employees’ beneficiary association (“VEBA”), and (iii) each other employee benefit plan, arrangement, agreement, program, policy or practice, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, in the case of each of clauses (i), (ii), and (iii), that is sponsored, maintained, or contributed to by the Company or any ERISA Affiliate for the benefit of any current or former employee of the Company or with respect to which the Company has any material liability (each such plan and arrangement referred to hereinafter as a “Company Plan”).

(b) The Company and its ERISA Affiliates have performed all material obligations required to be performed by them under each Company Plan, and the Company is not in default or in violation of, and has no Knowledge of any default or violation by any other party to, the terms of any Company Plan.

(c) Neither the Company nor any ERISA Affiliate has ever maintained, contributed to or been obligated to contribute to or has any liability with respect to, any plan, program, fund, or arrangement that constitutes a (i) plan subject to Section 412 of the Code or Title IV of ERISA, (ii) “multiemployer plan” as defined in Section 4001(a)(3) of ERISA or (iii) multiple employer welfare benefit arrangement as described in Section 3(40)(A) of ERISA. Each Company Plan may be terminated by the Company, or, if applicable, by an ERISA Affiliate in accordance with its terms and without any material liability, cost, or expense to the Company, other than ordinary administrative expenses that are customary in connection with the termination, of a comparable employee benefit plan and benefits that are accrued under such Company Plan as of the date of such termination.

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(d) Each Company Plan has been established, administered and maintained in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code, and any other applicable Law. Except as set forth on Section 4.16(d) of the Company Disclosure Letter or as would not reasonably be expected to result in any material liability to the Company or any ERSA Affiliate, with respect to each Company Plan, all reports and other documents required under ERISA or other applicable Law to be filed with any Governmental Authority, including all Forms 5500 have been duly and timely filed. Except as set forth on Section 4.16(d) of the Company Disclosure Letter, each Company Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (a “Qualified Plan”) is so qualified and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan. With respect to each Company Plan that is subject to Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and similar state Law provisions, the applicable requirements thereof have been satisfied in all material respects by the Company and each ERISA Affiliate, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code and the regulations issued thereunder to full-time employees as defined in Section 4980H(c)(4) of the Code and the regulations issued thereunder. No material excise tax or penalty under the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations thereunder (together, the “ACA”), including Sections 4980D and 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Plan. Neither the Company nor any ERISA Affiliate has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to the ACA, or any state or local Law governing health care coverage or benefits that would result in any material liability to the Company or any ERISA Affiliate. The Company and the ERISA Affiliates have maintained all records necessary to demonstrate its compliance with the ACA and any other similar state or local Law. Except as set forth on Section 4.16(d) of the Company Disclosure Letter or as would not reasonably be expected to result in a material liability to the Company or any ERISA Affiliate, all accrued contribution obligations or premium payments of the Company or any ERISA Affiliate with respect to any Company Plan that are due and payable have either been timely paid or are reflected in the Financial Statements in accordance with, and to the extent required by, GAAP.

(e) Neither the Company nor any ERISA Affiliate owes, with respect to any Company Plan, any liability for excise tax or penalty due to the IRS. To the Company’s Knowledge, no act, omission, or transaction has occurred that would result, directly or indirectly, through its own liability, indemnification, or otherwise, in imposition on the Company of (i) fiduciary duty liability damages under Section 409 of ERISA or (ii) liability under Section 502(l) of ERISA.

(f) Section 4.16(f) of the Company Disclosure Letter describes each Company Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except (i) as may be required by applicable Law, including Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and similar state Law provisions, (ii) benefits under coverages extending through the end of the month in which the termination of employment occurs, (iii) death benefits accrued but unpaid as of the date of termination of employment, and (iv) conversion rights for life insurance coverage extending beyond the date of termination of employment. No Company Plan discriminates in favor of highly compensated individuals with respect to eligibility or benefits under Section 105(h) of the Internal Revenue Code and the regulations. With respect to any insurance policy providing funding for benefits under any Company Plan, the Company has no liability in the nature of a retroactive rate adjustment, loss sharing arrangement or other similar liability, nor would there be any such liability if such insurance policy was terminated on the date hereof.

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(g) There are no pending or, to the Company’s Knowledge, threatened Proceedings (other than routine claims for benefits, appeals of such claims, and domestic relations order Proceedings) asserted or instituted against the assets of any Company Plan or its related trust or, to the Company’s Knowledge, against any fiduciary of a Company Plan with respect to the operation of such Company Plan. There are no investigations or audits of any Company Plan by any Governmental Authority currently pending. There have been no investigations or audits of any Company Plan that have been concluded that resulted in any liability to the Company that has not been fully discharged. There is no pending voluntary compliance, closing agreement program or other matter under the Employee Plans Compliance Resolution System with respect to a Company Plan. The closing letters applicable to any voluntary compliance, closing agreement program or other matter under the Employee Plans Compliance Resolution System with respect to a Company Plan have been disclosed in Section 4.16(g) of the Company Disclosure Letter.

(h) Except as would not reasonably be expected to result in a material liability to the Company, neither the Company nor any ERISA Affiliate has engaged in any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, in connection with any Company Plan for which exemption was not available and that has not been fully corrected (including the payment of any associated excise taxes, penalties and interest) in accordance with ERISA and the Code.

(i) The Company has made available to Parent complete, accurate, and current copies of each of the following:

(i) the current plan document (including amendments thereto) of each Company Plan, to the extent reduced to writing, all related trust documents (including any tax-exempt trust, secular trust, VEBA, and “rabbi trust” document), if applicable, as currently in effect, and all material associated contracts (including insurance contracts, HMO/PPO/POS agreements, recordkeeping contracts, trustee contracts, and third-party administrator contracts);

(ii) a summary of the material terms of each Company Plan, to the extent not previously reduced to writing;

(iii) with respect to each Company Plan that is an employee benefit plan (as defined in Section 3(3) of ERISA), to the extent applicable, the following:

(A) the most recent summary plan description, as described in Section 102 of ERISA;

(B) any summary of material modifications that has been distributed to participants, but has not been incorporated in an updated summary plan description furnished under Section 4.16(i)(iii)(A); and

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(C) the annual report (Form 5500), as described in Section 103 of ERISA, for the three most recent plan years for which an annual report has been filed; and

(D) the most recent actuarial report, if any, prepared for such Company Plan; and

(iv) with respect to each Qualified Plan, the most recent determination or opinion letter concerning such Qualified Plan’s qualification under Section 401(a) of the Code, as issued by the IRS.

(j) Except as set forth on Section 4.16(j) of the Company Disclosure Letter or as contemplated by this Agreement, the consummation of the Transactions will not, either immediately or upon the occurrence of any event thereafter, result in (i) acceleration of the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other obligation under any Company Plan, (ii) any portion of any payment to any such individual not being deductible by the Company by reason of Section 280G of the Code or (iii) the provision of any reimbursement or “gross up” of excise taxes under Section 4999 of the Code.

(k) Each Company Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder. All options granted under the Company Stock Plans were granted with an exercise price at least equal to fair market value on the date of grant in compliance with the terms of the Company Stock Plans and all applicable law, including Section 409A of the Code. The Company does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(l) Each service provider who is classified by the Company as an independent contractor or employee has been properly classified as such for purposes of participation in and accrual of benefits under all Company Plans.

4.17 Insurance. Section 4.17 of the Company Disclosure Letter contains an accurate and complete list of all of the insurance policies (except those insurance policies constituting Company Plans) currently maintained by the Company or any Company Subsidiaries. All current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable, and all premiums due thereunder have been paid. All current insurance policies are sufficient for compliance with all applicable Laws and Material Contracts, and are, to the Company’s Knowledge, in character and amount similar to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards as the Company and the Company Subsidiaries. True and complete copies of all such insurance policies in effect as of the date hereof have been made available to Parent. Neither the Company nor any Company Subsidiary is in material breach or default of any of such insurance policies. Neither the Company nor any Company Subsidiary has made any claim under any such insurance policy during the two-year period prior to the date of this Agreement, with respect to which an insurer has, in a written notice to the Company or any Company Subsidiary, denied coverage. Neither the Company nor any Company Subsidiary has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

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4.18 Compliance with Law; Permits.

(a) The Company and each Company Subsidiary are and have been since January 1, 2018 in compliance in all material respects with, and not in material default under or in material violation of, any Laws applicable to the Company or such Company Subsidiary or any of their respective properties or assets. Neither the Company nor any Company Subsidiary has received any written notice of, nor are any Proceedings pending or, to the Company’s Knowledge, threatened with respect to, any material violation of any applicable Laws by the Company or any Company Subsidiary.

(b) The Company and the Company Subsidiaries are and have been since January 1, 2020 in possession of all Permits pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, except where the failure to have any of such Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such Permits are in full force and effect, no default (with or without notice, lapse of time or both) by the Company or any Company Subsidiary has occurred under any such Permit and, since January 1, 2020, none of the Company or any Company Subsidiary has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw, or modify any such Company Permit.

(c) Without limiting the generality of the foregoing, the Company and the Company Subsidiaries are, and have been at all times over the past five years preceding the date of this Agreement, in compliance in all material respects with: (i) the United States Foreign Corrupt Practices Act of 1977, and all similar applicable Laws relating to anti-corruption; (ii) all Customs and International Trade Laws; (iii) all applicable Laws relating to money laundering; and (iv) all Sanctions Laws. To the Knowledge of the Company, no officer, employee, director or agent of the Company has violated any of the applicable laws listed in clauses (i) through (iv) of the preceding sentence at all times over the past five years preceding the date of this Agreement. The Company maintains internal controls, policies, procedures, processes or systems that are reasonably designed to ensure that its business practices and operations comply with all applicable Laws. The Company has not been a Sanctioned Person at any time and, to the Knowledge of the Company, no officer, employee, director or agent of the Company is a Sanctioned Person, or has been a Sanctioned Person at any times over the past five years preceding the date of this Agreement.

(d) During the five years preceding the date of this Agreement, the Company and the Company Subsidiaries have not made any voluntary or directed disclosure to any Governmental Authority under either (i) any Law relating to anti-corruption, (ii) Sanctions Laws, or (iii) Customs and International Trade Laws, or been assessed any fine or penalty under such applicable Laws, or, to the Knowledge of the Company, been the subject of any investigation or inquiry by a Governmental Authority regarding compliance with such applicable laws.

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(e) Section 4.18(e) of the Company Disclosure Letter sets forth all material Permits and filings necessary to conduct its business in compliance with all Sanctions Laws and Customs and International Trade Laws.

(f) The consummation of the Transaction (i) does not require any consent of any Person under any material Permit or materially violate the terms of any material Permit and (ii) will not result in the termination or cancellation of any material Permit. During the five years preceding the date of this Agreement, the Company has not received written notice to the effect that a Governmental Authority has revoked, withdrawn, suspended, cancelled, terminated, failed to renew or adversely modified any material Permit held by the Company.

(g) The Company is in compliance in all material respects with the applicable listing and other rules and regulations of the NYSE.

4.19 Government Contracts.

(a) Schedule 4.10(a)(xiv) of the Company Disclosure Letter sets forth a complete and accurate record of the Government Contracts. The Company has provided or made available to Parent true and complete copies of all Government Contracts listed in Schedule 4.10(a)(xiv) of the Company Disclosure Letter.

(b) The Company and each Company Subsidiary has complied in all material respects with (i) all statutory and regulatory requirements where and as applicable to each of the Company’s and each Company Subsidiary’s Government Contracts and each of the Company’s and each Company Subsidiary’s quotations, bids and proposals for Government Contracts; (ii) all terms and conditions, including all clauses, provisions, specifications, and quality assurance, testing and inspection requirements of the Company’s or Company Subsidiary’s Government Contracts, whether incorporated expressly, by reference or by operation of Law; and (iii) all applicable representations, certifications and disclosure requirements under each of the Company’s and such Company Subsidiary’s Government Contracts and each of the Company’s and such Company Subsidiary’s quotations, bids and proposals for Government Contracts.

(c) (i) Neither the Company, nor any Company Subsidiary, nor any of their respective managers or officers is/are (or for the last three years has/have been) under administrative, civil or criminal investigation, indictment or information or audit (other than routine audits) with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract, quotation, bid, or proposal that would, individually or in the aggregate, reasonably be expected to result in liability or expense; (ii) within the past three years, neither the Company nor any Company Subsidiary has entered into any consent order or administrative agreement, or undertaken any internal investigation or audit relating directly or indirectly to any Government Contract, quotation, bid, or proposal that has had or would, individually or in the aggregate, reasonably be likely to result in liability or expense; (iii) neither the Company, nor any Company Subsidiary, nor any of their respective managers or officers has/have in the last three years made a “Voluntary Disclosure” pursuant to the Department of Defense Fraud Voluntary Disclosure Program or Mandatory Disclosure Rule with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract quotation, bid, or proposal; and (iv) neither the Company, nor any Company Subsidiary has taken any action or failed to take any action that would reasonably be expected to give rise to liability under the Civil or Criminal False Claims Act, the Truth in Negotiations Act, or common law claims based on misrepresentation or unjust enrichment.

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(d) None of the Company’s nor any Company Subsidiary’s Government Contracts has been terminated for default.

4.20 Litigation. Except as set forth on Section 4.20 of the Company Disclosure Letter, as of the date hereof, (x) there are no Proceedings pending or, to the Company’s Knowledge, threatened against (a) the Company, (b) any Company Subsidiary, (c) the Company’s and each Company Subsidiary’s directors or officers in their capacity as such, or (d) the Company’s or any Company Subsidiary’s properties, assets, or business, and (y) there are no orders, judgments, or decrees of or settlement agreements with, any Governmental Authority, that remain outstanding against the Company or any Company Subsidiary.

4.21 Taxes.

(a) All Tax Returns required to have been filed on or before the Closing Date (taking into account any extension of time to file granted or obtained) by the Company and the Company Subsidiaries have been, duly and timely filed. Such Tax Returns are (or, if to be filed, will be) true, complete, and correct in all material respects, including for the avoidance of doubt, Internal Revenue Service Forms 5471, 8023, and 8858. The Company and the Company Subsidiaries have paid all Taxes due and payable (whether or not shown or required to be shown on any Tax Return) or have established an adequate reserve therefor in accordance with GAAP. Neither the Company nor any Company Subsidiary has (i) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (ii) been granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid or which extension has not yet expired, (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter, or (iv) waived any statute of limitations in respect of Taxes.

(b) There are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company.

(c) The Company has never been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(d) The Company and the Company Subsidiaries have complied with all applicable Tax Laws regarding the withholding of Taxes, the Company and the Company Subsidiaries have withheld all Taxes required to have been withheld under applicable Tax Laws, and the Company and the Company Subsidiaries have timely paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid under applicable Tax Laws.

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(e) Except as set forth on Section 4.21(e) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries are subject to any current, pending or, to the Knowledge of the Company, threatened audit, examination, claim or proceeding with respect to Taxes by a Governmental Authority. There is no dispute with, or ruling or claim by, a Governmental Authority concerning any liability for Taxes with respect to the Company or any Company Subsidiary for which written notice has been provided, or that is asserted or threatened in writing. Neither the Company nor any Company Subsidiary has entered into (or is subject to) any contract with a Governmental Authority with respect to Taxes. No claim has ever been made by any Governmental Authority in a jurisdiction where Tax Returns are not filed by the Company or any Company Subsidiary that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction.

(f) Neither the Company nor any Company Subsidiary is a party to, or bound by, any Tax allocation, Tax indemnity or Tax sharing agreement or similar contract or arrangement, in each case, the principal purpose of which relates to the allocation or sharing of Taxes. Neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than the Company or a Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than any contract entered into in the ordinary course of business and the principal purpose of which does not relate to the allocation or sharing of Taxes) or otherwise.

(g) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting requested or initiated prior to the Closing Date or the use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local Income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, (vi) election under Section 108(i) of the Code (or any corresponding or similar provision of the state, local or foreign Tax Law), (vii) ownership of “United States property” (as defined in Section 956(c) of the Code) on a date prior to the Closing by a Subsidiary of the Company that that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code), or (viii) any Company Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) having “subpart F income” (within the meaning of Section 952(a) of the Code) or generating income that is “global intangible low-taxed income” (within the meaning of Section 951A of the Code), in each case prior to the Closing. Neither the Company nor any Company Subsidiary has made an election under Section 965(h) of the Code.

(h) Neither the Company nor any Company Subsidiary has entered into any transaction that is either a “listed transaction” or that the Company believes in good faith is a “reportable transaction” (both as defined in Treasury Regulation Section 1.6011-4, as modified by published IRS guidance).

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(i) Neither the Company nor any Company Subsidiary has deferred Taxes or claimed any Tax credits under any Law, regulation, order or directive issued by any Governmental Authority or public health agency in connection with the COVID-19.

(j) The Company has neither distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 or 361 of the Code within the three-year period ending as of the date of this Agreement.

4.22 Brokers. Other than Cyndx Advisors, LLC d/b/a CDX Advisors, no investment banker, broker, finder, or other Person is entitled to any brokerage or finder’s fee or similar commission with respect to the Transactions based on agreements, arrangements, or understandings made by or on behalf of the Company.

4.23 Takeover Statutes. Assuming the accuracy of the Parent Entities’ representation in Section 5.7, the Company Board of Directors has taken all action necessary to render Section 14A:10A-1 et seq. of the NJBCA, any other Takeover Statute, and any similar provisions of the Company Governing Documents inapplicable to the Merger.

4.24 Information Supplied. The information relating to the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, the definitive proxy statement to be sent to Company Shareholders in connection with the Merger and the other Transactions (including any amendments or supplements, the “Proxy Statement”) will not, at the date the Proxy Statement is first mailed to Company Shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement will, at the time of the Company Shareholders Meeting, comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. For the avoidance of doubt, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

4.25 Opinion of Financial Advisor. The Board of Directors of the Company has received the written opinion of Cyndx Advisors, LLC d/b/a CDX Advisors to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. Copies of such opinion has been made available to Parent, solely for informational purposes and on a non-reliance basis.

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4.26 No Other Representations. Notwithstanding any other provision of this Agreement, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person on behalf of the Company, has made, or is making any representation or warranty whatsoever, express or implied (and neither Parent nor Merger Sub has relied on any representation, warranty or statement of any kind by the Company or any of its Affiliates or any of their respective agents or Representatives, including any representation, warranty or statement as to the accuracy or completeness of information), beyond those expressly given in this ARTICLE IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any Company Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Parent, Merger Sub or any of their respective Affiliates or Representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Parent or any of its Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES

Except as disclosed in the disclosure letter delivered by the Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, be a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this ARTICLE V for which it is reasonably apparent on its face that such information is relevant to such other section), the Parent Entities hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing as set forth in this ARTICLE V.

5.1 Due Organization and Qualification. Parent is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing, and in good standing under the Laws of the State of New Jersey. Each of the Parent Entities has all requisite corporate or similar power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Each of the Parent Entities is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing, or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.2 Power and Authority; Authorization.

(a) The Parent Entities have all requisite corporate or other legal entity power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of the Parent Entities’ obligations under this Agreement and the consummation of the Transactions have been duly and validly authorized by all necessary corporate or other legal entity action and no other corporate or other legal entity proceedings are necessary to authorize the performance of Parent’s or Merger Sub’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except, with respect to the Merger, for the Merger Filing.

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(b) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution, and delivery of this Agreement by the Company, constitutes the valid and binding agreement of Parent and Merger Sub, is enforceable against Parent Merger Sub in accordance with its terms, subject to the General Enforceability Exceptions.

5.3 No Violation; Governmental Consents.

(a) The execution, delivery, and performance by the Parent Entities of this Agreement do not, and the performance and consummation of the Transactions and compliance with the provisions hereof will not, (i) conflict with or violate any provision of the organizational or governing documents of the Parent Entities, (ii) conflict with or result in any breach, violation, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or right or adversely affect any rights of or benefit to Parent under any material Contract binding upon Parent or to which it is a party or by which or to which any of its properties, rights or assets are bound or subject, or result in the creation of any Lien upon any of the properties, rights or assets of Parent, other than Permitted Liens, or (iii) conflict with or violate any judgment, order, decree, or Law applicable to Parent or any of its properties, rights or assets, other than, in the case of clauses (ii) and (iii), any such conflict, breach, violation, default, termination, modification, cancellation, acceleration, right, loss, or Lien that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Other than in connection with or in compliance with (i) the NJBCA, (ii) the Exchange Act, (iii) applicable state securities, takeover and “blue sky” Laws, and (iv) any applicable requirements of the NYSE, no authorization, permit, notification to, consent, or approval of, or filing with, any Governmental Authority is necessary or required, under applicable Law, for the consummation by the Parent Entities of the Transactions, except for such authorizations, permits, notifications, consents, approvals, or filings that, if not obtained or made, would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.4 Ownership and Prior Operations of Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect Subsidiary of Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities, will have no assets, and will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions.

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5.5 Financing. Parent has delivered to the Company complete, correct and fully executed copies of (a) a commitment letter and related fee letters entered into by Parent (which in the case of such fee letters may be subject to redaction in a customary manner with respect to fee amounts, including fee amounts in any flex terms) (collectively, the “Debt Commitment Letter”) with the Debt Financing Sources pursuant to which such Debt Financing Sources have committed to provide to Parent, upon the terms and subject to the conditions set forth therein, debt financing in the amounts set forth therein (such debt financing, the “Debt Financing”), and (b) commitment letters, each dated as of the date hereof (including all exhibits, schedules and annexes thereto, the “Equity Commitment Letters”, and together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which the Persons set forth on Section 5.5 of the Parent Disclosure Letter (each, an “Equity Investor”) have committed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”) for purposes of financing the Transactions, and paying related fees and expenses. The Equity Commitment Letters each provide that the Company is a third-party beneficiary thereof. As of the date hereof, the Commitment Letters are in full force and effect and are valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto, in each case subject to the General Enforceability Exceptions. As of the date hereof, the Commitment Letters have not been amended or modified in any material respect, and the commitments contained in the Commitment Letters have not been withdrawn, rescinded or otherwise modified. The Commitment Letters delivered to the Company contain all of the conditions precedent to the obligations of the parties thereunder to fund the full amount of the Financing contemplated by the Commitment Letters. Other than the Commitment Letters themselves (including the redacted fee letter provided to the Company as of the date hereof), there are no other side letters, agreements, contracts or other arrangements relating to the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute or reasonably be expected to constitute a default or breach on the part of Parent under any term of, or a failure of any condition or inability to satisfy any conditions precedent to funding the full amount of the Financing under, the Commitment Letters or otherwise result in any portion of the Financing to be unavailable or delayed. As of the date hereof, Parent does not have reason to believe that (i) the Financing will not be made available to Parent on the date of the Closing, or (ii) that any portion of the Financing contemplated thereby will be unavailable to Parent at the Closing. Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letters that are due and payable on or before the date of this Agreement. Each of Parent and Merger Sub affirms that it is not a condition to the Merger or any of its other obligations under this Agreement that Parent or Merger Sub obtain the Financing (including the Debt Financing) or any other financing for or related to any of the Transactions. The net proceeds of the Financing contemplated pursuant to the Commitment Letters will be amount sufficient to pay the Merger Consideration and all other required payments payable by the Parent Entities in connection with the Transactions and to consummate the Transactions, and to perform their obligations under this Agreement (the “Required Amount”). As of the date hereof, the conditions precedent set forth in the section of the Term Sheet (as defined in the Debt Commitment Letter) captioned “Conditions to Funding of the Incremental Term Loans and the Cash Purchase Term Loan on the Closing Date” relating to (y) minimum Adjusted EBITDA (as defined therein) and (z) maximum total indebtedness and the ratio of such indebtedness to Adjusted EBITDA (as defined therein), have been satisfied.

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5.6 Solvency of the Surviving Corporation. Immediately following the Effective Time and after giving effect to the Merger, the Surviving Corporation and its Subsidiaries on a consolidated basis will be Solvent. For purposes of this Agreement, “Solvent” when used with respect to the Surviving Corporation and its Subsidiaries, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets, on a going concern basis, of the Surviving Corporation and its Subsidiaries will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws of the United States governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) the Surviving Corporation and its Subsidiaries will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, (c) the Surviving Corporation and its Subsidiaries will be able to pay their aggregate liabilities, including contingent and other liabilities, as they mature, and (d) Parent and Merger Sub do not intend for the Surviving Corporation and its Subsidiaries to incur, or believe that the Surviving Corporation and its Subsidiaries will incur, debts beyond their ability to pay such debts. The term “Solvency” shall have a correlative meaning. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation or its Subsidiaries.

5.7 Stock Ownership. Neither Parent nor Merger Sub nor any of Parent’s affiliates or associates is, nor at any time during the last five years has either Parent or Merger Sub or any affiliate or associate of either of the foregoing, been, an interested stockholder of the Company (each of “affiliate”, “associate” and “interested stockholder” as defined in 14A:10A-3 of the NJBCA). Neither Parent nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Company Common Stock or holds any rights to acquire or vote any Company Common Stock except pursuant to this Agreement.

5.8 Information Supplied. The information relating to Parent and the Parent Subsidiaries to the extent supplied by or on behalf Parent and the Parent Subsidiaries to be contained in the Proxy Statement will not, at the date the Proxy Statement is first mailed to Company Shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 5.8, no representation or warranty is made by the Parent Entities with respect to information or statements made or incorporated by reference in the Proxy Statement, which information or statements were not supplied by or on behalf of the Parent Entities.

5.9 R&W Insurance Policy. Prior to the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the substantially final form of the R&W Insurance Policy.

5.10 Disclaimer of Other Representations. Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) neither the Company nor any Company Subsidiary makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company or any Company Subsidiary to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in ARTICLE IV.

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ARTICLE VI

CERTAIN COVENANTS

6.1 Conduct of Business by the Company Pending the Closing.

(a) Between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 6.1(a) of the Company Disclosure Letter, (x) as required by this Agreement, (y) as may be required by applicable Law, including the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any Company Subsidiary, or (z) as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course of business and maintain its cash management policies and practices, and (ii) use commercially reasonable efforts to (A) preserve intact the Company’s business organization, (B) maintain the Company’s rights, privileges, and immunities, (C) retain the services of the Company’s officers and other key employees (subject to workforce requirements other than where termination of such services is for cause), and (D) maintain the Company’s relationships with its customers, suppliers, service providers and lenders.

(b) Notwithstanding the exceptions set forth in Section 6.1(a), except as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, take any of the following actions without the prior written consent of Parent (such consent to specifically identify the permitted action to be taken and such consent not to be unreasonably withheld, conditioned, or delayed):

(i) amend, modify, waive, rescind, change, or otherwise restate the Company’s or any Company Subsidiary’s certificate of incorporation, bylaws, or equivalent organizational documents;

(ii) authorize, declare, set aside, make or pay any dividends (other than quarterly cash dividends paid in the ordinary course of business) on or make any distribution with respect to its outstanding shares of capital stock or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary);

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(iii) split, combine, subdivide or reclassify any of its capital stock or other equity interests, or redeem, purchase or otherwise acquire any of its capital stock or other equity interests, or any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity interests, except for (i) shares of Company Common Stock withheld in order to pay Taxes in connection with the vesting or settlement of any Company Equity Award or as otherwise provided by the terms of any Company Equity Award, (ii) the acquisition of shares of Company Common Stock in connection with the forfeiture of any Company Equity Award or (iii) for any such transaction involving only wholly owned Company Subsidiaries;

(iv) issue, deliver, grant, sell, pledge, dispose of or encumber (other than Permitted Liens), or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance (other than Permitted Liens) of, any shares of capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or vested any otherwise un-exercisable or unvested Company Equity Award under the Company Stock Plans (except, in each case, as otherwise provided by the terms of any Contract or Company Equity Award), other than (i) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries, or (ii) the vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

(v) except as required by applicable Law, or any Contract or Company Plan as in effect as of the date hereof, (A) increase the compensation or benefits payable or to become payable to any of its directors, executive officers, or employees with annual base salary in excess of $100,000, (B) grant to any of its directors, executive officers or employees any increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation to any of its directors, executive officers or employees, other than in the ordinary course of business consistent with past practice, (D) pay or award, or commit to pay or award, any retention compensation to any of its directors, executive officers or employees, (E) enter into any employment, severance, or retention agreement (excluding offer letters that provide for no severance or change in control benefits) with any of its directors, executive officers, or employees, (F) establish, adopt, enter into, amend, or terminate any collective bargaining agreement or Company Plan, except for any amendments to any Company Plan as may be required by applicable Law, (G) amend or waive any performance or vesting criteria or accelerate vesting, exercisability, or funding under any Company Plan other than Company Equity Awards in accordance with this Agreement, (H) terminate the employment of any employee at the level of senior vice president or above, other than for cause (which, with respect to any such employee with an employment agreement, shall be “Cause” as defined therein), or (I) hire any new employees, except for employees at the vice president level or below;

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(vi) acquire (including by merger, consolidation, or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any binding agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations, or business combinations, except for (A) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries, or (B) acquisitions of supplies or equipment in the ordinary course of business;

(vii) liquidate (completely or partially), dissolve, restructure, recapitalize, or effect any other reorganization (including any restructuring, recapitalization, or reorganization between or among any of the Company or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries or (B) advances for reimbursable employee expenses in the ordinary course of business;

(ix) sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets of the Company and the Company Subsidiaries, except (A) dispositions of excess, obsolete or worthless equipment, in the ordinary course of business, (B) Ordinary Course Licenses, Company Products or custom applications entered into in the ordinary course of business with customers of the Company or the Company Subsidiaries, (C) pursuant to Contracts as in effect as of the date hereof, or (D) pursuant to transactions solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(x) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, other than (1) Contracts with customers or suppliers entered into in the ordinary course of business or (2) to renew or replace any Material Contract that has expired or terminated in accordance with its terms so long as such renewal or replacement includes terms and conditions substantially similar to such expired or terminated Material Contract, or (B) (1) materially modify, materially amend, extend, or terminate (other than in the ordinary course of business) any Material Contract or (2) waive, release, or assign any material rights or material claims thereunder, in each case, other than in the ordinary course of business;

(xi) enter into any Contract that would, if entered into, be prohibited from being disclosed to Parent prior to the Closing;

(xii) except in accordance with the Company’s capital budget made available to Parent, make any capital expenditure or expenditures in excess of $100,000 in the aggregate or enter into agreements or arrangements providing for capital expenditure or expenditures in excess of $100,000 in the aggregate or otherwise commit to do so;

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(xiii) in each case other than as provided in Section 6.3(d), commence (other than to enforce any of its rights under this Agreement), waive, release, assign, compromise or settle any material Proceeding, other than the compromise or settlement of any Proceeding that: (A) is for an amount not to exceed, for any such compromise or settlement payment by the Company, $100,000 in the aggregate (net of insurance proceeds and indemnification proceeds received from third parties), (B) does not impose any injunctive relief on the Company and the Company Subsidiaries and does not involve the admission of wrongdoing by the Company, any Company Subsidiary, or any of their respective officers or directors and (C) does not provide for the license of any Intellectual Property or the termination, modification or amendment of any license of Owned Intellectual Property;

(xiv) make any change in financial accounting policies, practices, principles or procedures, except as required by GAAP or applicable Law;

(xv) (A) make, revoke or change any election with respect to Taxes, (B) settle or compromise any Tax audit, claim, or assessment or any liability for Taxes, (C) file any amendment to a Tax Return, (D) enter into any closing agreement or obtain any Tax ruling or sought to change any Tax accounting period, (E) surrender any right to claim a refund of Taxes, (F) consent to any extension or waiver with respect to any proceeding with respect to Taxes or Tax assessment, or (G) prepare or file any Tax Return in a manner inconsistent with past practice;

(xvi) incur, assume, guarantee or otherwise become liable for or modify the terms of any indebtedness for borrowed money or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (w) the incurrence of trade debt or accounts receivable in the ordinary course of business, (x) equipment leases entered into in the ordinary course of business, (y) the incurrence of any indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries, or (z) any guarantees by the Company of indebtedness or other obligations of Company Subsidiaries or guarantees by Company Subsidiaries of indebtedness or other obligations of the Company or any other Company Subsidiaries, which indebtedness or other obligations are incurred in compliance with this Section 6.1(b);

(xvii) enter into any transactions or Contracts with any Affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(xviii) other than the Company Shareholders Meeting, convene any special meeting (or any adjournment or postponement thereof) of Company Shareholders;

(xix) withdraw or otherwise transfer from the Company or the Company Subsidiaries, or permit any such withdrawal or transfer of, Cash that would result in Cash being less than $17,500,000, or enter into agreements or arrangements that would result in Cash being less than $17,500,000 immediately after the Closing or otherwise commit to do so; or

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(xx) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall have the right to exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations and the businesses and operations of the Company Subsidiaries.

6.2 Environmental Insurance. Promptly following the execution of this Agreement, the Company shall purchase those certain environmental and pollution insurance policies relating to 499 Pomeroy Road, Parsippany, New Jersey and 25 Eastmans Road, Parsippany, New Jersey, in each case in the form presented to the Company on the date hereof.

6.3 Access to Information; Notification of Certain Matters.

(a) For purposes of furthering the Merger but subject to Section 6.3(b), the Company shall afford to Parent and to Parent’s Representatives, upon the Company’s approval (which approval will not be unreasonably withheld, conditioned, or delayed) of a reasonable request by Parent to be provided reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement pursuant to Section 8.1, to the Company’s properties, books and records, financial and operating data, other information, and to those officers of the Company to whom Parent reasonably requests access; provided, however, that any such access shall be conducted during normal business hours under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Company. Without limiting the other provisions of this Section 6.3, the Parent Entities will use commercially reasonable efforts to minimize any disruption to the business of the Company that may result from the requests for access, data, or information hereunder.

(b) Notwithstanding the foregoing, the Company shall not be required by this Section 6.3 to provide Parent or Parent’s Representatives with access to or to disclose information (i) that, in the reasonable good-faith judgment of the Company, is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a Third Party entered into prior to the date hereof or after the date hereof in the ordinary course of business (provided, however, that, at Parent’s written request, the Company shall use its commercially reasonable efforts (x) to obtain the required consent of such Third Party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such consent requirement), (ii) the disclosure of which, in the reasonable good-faith judgment of the Company, would violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law), (iii) the disclosure of which, in the reasonable good-faith judgment of the Company, would cause the loss of any attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney-client, attorney work product or other legal privilege) or (iv) the disclosure of which, in the reasonable good-faith judgment of the Company, would result in the disclosure of any trade secrets or other competitively sensitive information of the Company or any of Company Subsidiary or any third parties.

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(c) Each of the Company and Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information exchanged pursuant to this Section 6.3, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d) The Company shall give notice to Parent and Parent shall give notice to the Company, as promptly as reasonably practicable, upon becoming aware of (i) any written notice or other written communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, including the Merger, or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, (ii) any legal Proceeding commenced or, to such Party’s Knowledge, threatened in writing against such Party or any of its Subsidiaries, directors, or officers (in their capacity as such) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, directors, or officers (in their capacity as such), in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, (iii) any change, effect, circumstance, condition, development or event that (A) has had or is reasonably likely to have a Company Material Adverse Effect or (B) the Company or Parent reasonably believes would give rise, individually or in the aggregate, to the failure of any condition set forth in Section 7.1, Section 7.2, or Section 7.3, as applicable; provided, however, that the delivery of any notice pursuant to this Section 6.3(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to any Party; provided, further, that either Party’s obligations, actions or inactions pursuant to this Section 6.3(d), in each case, in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 7.2(b) or Section 7.3(b), as applicable, has been satisfied. The Company shall be entitled to direct and control the defense of any legal Proceeding commenced or, to the Company’s Knowledge, threatened in writing against the Company or any of the Company Subsidiaries, or their respective directors or officers (in their capacity as such) or otherwise relating to, involving or affecting such Persons in connection with, arising from or otherwise relating to the Merger or any other Transaction (the “Company Transaction Litigation”); provided, however, that the Company (a) shall consult with, and shall give Parent the right to, participate in the defense, negotiation or settlement of any Company Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), (b) shall give reasonable and good faith consideration to Parent’s advice with respect to such Company Transaction Litigation, and (c) shall not compromise or settle, or agree to compromise or settle, any Company Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, any action, litigation or other proceedings related to Dissenting Shares will be governed by Section 3.2.

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(e) During the period prior to the Effective Time or the termination of this Agreement pursuant to Section 8.1, the Company shall deliver to Parent, (i) as soon as practicable and in any event within ten (10) Business Days after the end of each month following the date hereof, copies of unaudited consolidated financial statements consisting of the consolidated balance sheet of the Company and the Company Subsidiaries and the related statements of income and retained earnings, stockholders’ equity and cash flow for the period beginning from the then current fiscal year to the end of such fiscal month, (ii) as soon as practicable, and in any event within five (5) days after the end of each calendar week following the date hereof, copies of reports, delivered in the form attached hereto as Schedule 6.3(e), for the previous calendar week, and (iii) as soon as practicable, and in any event by the Monday following the end of each calendar week following the date hereof, a summary of the Company’s then current cash balances in its bank accounts. The financial statements delivered pursuant to this Section 6.3(e) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments (the effect of which will not be material in amount) and the absence of notes.

6.4 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Merger, as soon as practicable after the date hereof, including (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Transactions, including the Merger, (ii) taking all actions as may be necessary, subject to the limitations in this Section 6.4, to obtain (and cooperating with each other in obtaining) all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders, and approvals, and (iii) providing all notices as required pursuant to the Company Warrants. Each of Parent, Merger Sub and the Company shall use their respective reasonable best efforts not to, and the Company shall cause the Company Subsidiaries not to, (i) take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Authority necessary to be obtained prior to the Closing and (ii) take or cause to be taken any action that would reasonably be expected to materially delay, impede, or prevent the consummation of the Transactions on or before the Outside Date.

(b) In connection with and without limiting the foregoing, in the event that Parent reasonably requests the Company to do so, and after good-faith consultation with the Company with respect thereto, the Company shall give any notices to third parties required under Contracts (other than Contracts that may be canceled or terminated for convenience), and the Company shall use, and cause each of Company Subsidiaries to use, its commercially reasonable efforts to seek to obtain any Third Party consents to any Contracts (other than Contracts that may be canceled or terminated for convenience) that are necessary to consummate the Transactions, including the Merger. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment, or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such Third Party consents (except, in the case of the Company, if requested by Parent and reimbursed or indemnified for by Parent).

6.5 Publicity. From and after the date hereof until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger, the other Transactions, or this Agreement without the prior written consent of the other Party, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger, the other Transactions, or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that (i) the Parties shall not be required by this Section 6.5 to provide any such review or opportunity to comment to the other Parties relating to any dispute between the Parties relating to this Agreement, (ii) each Party may make statements that are consistent with previous press releases, public disclosures, or public statements made by Parent or the Company in compliance with this Section 6.5 or make statements regarding the actual or expected financial impact (including earnings guidance) of the Transactions on such Party, and (iii) the obligations set forth in this Section 6.5 shall not apply to (x) any communication regarding or in response to or in connection with an Acquisition Proposal or a Change of Recommendation or any matters related thereto in accordance with Section 6.6 or (y) existing or prospective general or limited partners, equityholders, members, managers or investors of Parent or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions.

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6.6 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 6.6, from and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company agrees that it shall not, and shall cause the Company Subsidiaries, and its and their respective officers and directors not to, and shall use its reasonable best efforts to cause its and the Company Subsidiaries’ other Representatives to not, directly or indirectly, (i) solicit, initiate, or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiry with respect to, or the making, submission or announcement of, an Acquisition Proposal or any inquiry, proposal, or offer that would reasonably be expected to lead to an Acquisition Proposal; (ii) participate in any negotiations regarding, or furnish to any person any information relating to the Company or any Company Subsidiary in connection with, an Acquisition Proposal or any inquiry, proposal, or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) adopt, approve, endorse, or recommend, or publicly propose to adopt, approve, endorse, or recommend, any Acquisition Proposal; (iv) make any public statement inconsistent with or withdraw, change, amend, modify, or qualify, or otherwise publicly propose to withdraw, change, amend, modify, or qualify, in each case, in a manner adverse to Parent, the Company Board Recommendation; (v) fail to include the Company Board Recommendation in the Proxy Statement; (vi) approve, authorize, or cause or permit the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle or similar definitive agreement with respect to, or any other definitive agreement or commitment providing for, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.6) (a “Company Acquisition Agreement”); or (vii) call or convene a meeting of the Company Shareholders to consider a proposal that would reasonably be expected to materially impair, prevent, or delay the consummation of the Transactions (any act described in clauses (iii), (iv), or (v) that is taken, authorized, or, solely with respect to clause (v), permitted by the Company Board of Directors, a “Change of Recommendation”). The Company shall, and shall cause the Company Subsidiaries and its and their respective officers and directors to, and shall use its reasonable best efforts to cause its and the Company Subsidiaries’ other Representatives to, immediately cease any and all solicitation, encouragement, discussions, or negotiations with any persons (or provision of any information to any persons) with respect to any Acquisition Proposal or any inquiry, proposal, or offer that would reasonably be expected to lead to an Acquisition Proposal. Promptly after the date hereof, the Company shall terminate access to any physical or electronic data rooms relating to such person’s consideration of an Acquisition Proposal. The Company shall enforce, and not waive, terminate, or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill, or other agreement entered into prior to the date hereof with any person in connection with such person’s consideration of an Acquisition Proposal or any inquiry, proposal, or offer that would reasonably be expected to lead to an Acquisition Proposal; provided, that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may, with prior written notice to Parent, waive such standstill solely to the extent necessary to permit the applicable Person (if it has not been solicited in violation of Section 6.6(a)(i) or (ii)) to make, on a confidential basis to the Company Board of Directors, an Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Acquisition Proposal to Parent, in each case, as contemplated by this Section 6.6. Notwithstanding the limitations set forth in this Section 6.6(a), if the Company receives, prior to the Company Shareholder Approval being obtained, a bona fide written Acquisition Proposal or an inquiry, proposal, or offer that would reasonably be expected to lead to an Acquisition Proposal that did not result from a breach of Section 6.6(a)(i) or (ii), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (i) constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (ii) that failure to participate in negotiations with or provide information to the Person proposing such Acquisition Proposal would reasonably be expected to result in a breach of the fiduciary duties of the Company Board of Directors, the Company and the Company’s Representatives may contact the Person or any of its Representatives who has made such Acquisition Proposal, inquiry, proposal, or offer to (x) refer the inquiring, proposing or offering person to this Section 6.6, or (y) solely to clarify or ascertain facts regarding (and not to negotiate or engage in any discussions regarding or relating to) the material terms and conditions of such Acquisition Proposal, inquiry, proposal, or offer and the Person making it so that the Company may inform itself about such Acquisition Proposal, inquiry, proposal, or offer and the person making it.

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(b) Notwithstanding the limitations set forth in this Agreement, if the Company or any of its Representatives receives, prior to the Company Shareholder Approval being obtained, an unsolicited, bona fide, written Acquisition Proposal that did not result from a breach of Section 6.6(a)(i) or (ii), which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (i) constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and (ii) that failure to participate in negotiations with or provide information to the Person proposing such Acquisition Proposal would reasonably be expected to result in a breach of the fiduciary duties of the Company Board of Directors, then in either event the Company may take the following actions: (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Acquisition Proposal and its Representatives, if, and only if, prior to so furnishing such information, the Company receives from such person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with (and in any event within two Business Days after) the time such information is provided or made available to such Person, any nonpublic information furnished to such other Person that was not previously furnished to Parent, and (B) engage in discussions or negotiations with such Person and its Representatives with respect to such Acquisition Proposal.

(c) The Company shall promptly (and in any event two Business Days after, to the Knowledge of the Company or the knowledge of its financial advisor, its receipt) notify Parent of the Company’s or any Company Subsidiary’s or its or their respective Representatives’ receipt of any Acquisition Proposal, or any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal. Such notice shall indicate the identity of the Person making the Acquisition Proposal, inquiry, proposal, or offer, and the material terms and conditions of any such Acquisition Proposal, proposal or offer, or the nature of the information requested pursuant to such inquiry, including unredacted copies of any written proposals or offers, including proposed written agreements received by the Company or its Representatives relating to such Acquisition Proposal or, if such Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 6.6, the Company shall keep Parent reasonably informed on a reasonably current basis of the status (including any material developments related thereto) of any such Acquisition Proposal, and promptly (and in any event within two Business Days after) notify Parent of any material amendments to the material terms and conditions of any such Acquisition Proposal and promptly (and in any event within two Business Days after) provide to Parent copies of all proposed written agreements relating to an Acquisition Proposal received by the Company or its Representatives. The Company agrees that it will not, directly or indirectly, enter into any agreement with any Person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.6.

(d) Notwithstanding anything in this Section 6.6 to the contrary, but subject to Section 6.6(e), at any time prior to the Company Shareholder Approval being obtained, the Company Board of Directors may:

(i) make a Change of Recommendation (only of the type contemplated by Section 6.6(a)(iv) or Section 6.6(a)(v)) in response to an Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, or

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(ii) make a Change of Recommendation (of the type contemplated by Section 6.6(a)(iv) or Section 6.6(a)(v)) and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(h) in order to enter into a definitive agreement providing for an unsolicited Acquisition Proposal received after the date of this Agreement (which, for the avoidance of doubt, did not result from a breach of Section 6.6(a)(i) or (ii) and such Acquisition Proposal is not withdrawn) if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that such Acquisition Proposal constitutes a Superior Proposal; provided, that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with Section 8.1.

(e) Prior to the Company taking any action permitted:

(i) under Section 6.6(d)(i), (A) the Company shall provide Parent with three Business Days’ prior written notice advising Parent that the Company Board of Directors intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor, (B) during such three-Business Day period (which period shall expire at 11:59 p.m., Eastern Time, on the third Business Day), the Company shall cause its executive officers and direct its other Representatives to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Change of Recommendation, and (C) at the end of such three-Business Day period the Company Board of Directors again makes the determination under Section 6.6(d)(i) (after in good faith taking into account any amendments to this Agreement proposed by Parent), or

(ii) under Section 6.6(d)(ii), (A) the Company shall provide Parent with three-Business Days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Acquisition Proposal, including a copy of any proposed definitive documentation, (B) during such three-Business Day period (which period shall expire at 11:59 p.m., Eastern Time, on the third Business Day), the Company shall cause its executive officers and direct its other Representatives to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and (C) at the end of such three-Business Day period the Company Board of Directors again makes the determination under Section 6.6(d)(ii) (after in good faith taking into account the amendments to this Agreement proposed by Parent).

With respect to Section 6.6(e)(ii), if there are any material amendments, revisions, or changes to the material terms of any such Superior Proposal (including any revision to the amount, form, or mix of consideration Company Shareholders would receive as a result of the Superior Proposal), the Company shall notify Parent of each such amendment, revision, or change in compliance with Section 6.6(c) and the applicable four-Business Day period shall be extended until at least two Business Days after the time that Parent receives notification from the Company of each such revision, and the Company Board of Directors shall not take any such action permitted under Section 6.6(d)(ii) prior to the end of any such period (which period shall expire at 11:59 p.m., Eastern Time, on the applicable day) as so extended in accordance with the terms of this Section 6.6(e).

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(f) Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) taking and disclosing to Company Shareholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to Company Shareholders with regard to an Acquisition Proposal if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Change of Recommendation so long as any such disclosure (x) with respect to clauses (i) and (iii) only, includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification, or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Change of Recommendation.

6.7 Preparation of the Proxy Statement: Company Shareholders Meeting.

(a) As promptly as reasonably practicable after the execution of this Agreement but in no event later than ten (10) days after the date hereof, the Company shall prepare and distribute to Parent a preliminary proxy statement and the Company shall consider in good faith any comments reasonably proposed by Parent for inclusion therein. The Company shall, in no event later than fifteen (15) days after the date hereof, prepare and file with the SEC the preliminary proxy statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the preliminary proxy statement and shall promptly provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the preliminary proxy statement. Each of the Company and Parent shall use their respective commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the preliminary proxy statement. Prior to filing any amendment or supplement thereto to the preliminary proxy statement, or responding to any comments of the SEC with respect thereto, subject to approval of the SEC or its staff, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response (which comments shall be considered by the Company in good faith), and to the extent practicable, the Company will provide Parent with the opportunity to participate in any substantive calls between the Company or any of its representatives and the SEC concerning the preliminary proxy statement, except, in each case, to the extent such disclosure relates to an Acquisition Proposal or a Change of Recommendation. Each of the Parent Entities shall furnish to the Company all information as may be reasonably requested by the Company in connection with the preparation, of the Proxy Statement and provide such other assistance as may be reasonably requested by the Company. The Company shall file the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its stockholders of record.

(b) If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, at the time and in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other Party to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to Company Shareholders.

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(c) Subject to the earlier termination of this Agreement in accordance with Section 8.1, the Company shall (i) as promptly as reasonably practicable conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Company Shareholders Meeting and (ii) duly call, give notice of, convene, and hold a meeting of Company Shareholders for the purpose of seeking the Company Shareholder Approval (as it may be adjourned or postponed as provided below, the “Company Shareholders Meeting”) as soon as reasonably practicable after the date on which the Company learns that the Proxy Statement will not be reviewed or that the SEC has no further comments thereon, and the Company shall submit such proposal to Company Shareholders at the Company Shareholders Meeting and shall not submit any other proposal to Company Shareholders in connection with the Company Shareholders Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders Meeting and, if the Company Shareholders Meeting is also the Company’s annual shareholder meeting, proposals customarily brought in connection with the Company’s annual shareholder meeting) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed). The Company agrees to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last seven days prior to the Company Shareholders Meeting) and to give written notice (which, for the avoidance of doubt, may be given via email) to Parent one day prior to, and on the date of, the Company Shareholders Meeting, indicating whether, as of such date, sufficient proxies representing the requisite vote of the Company Shareholders have been obtained.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholders Meeting without Parent’s prior written consent; provided that without Parent’s prior written consent, the Company may make one or more successive adjournments or postponements of the Company Shareholders Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required by Law is provided to the Company Shareholders within a reasonable amount of time in advance of the Company Shareholders Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval; provided that, unless agreed to in writing by Parent, each such adjournment or postponement shall be for a period of no more than ten Business Days; provided that no postponement contemplated by this clause (ii) shall be permitted if it would require a change to the record date for the Company Shareholders Meeting. Unless the Company Board of Directors has validly made a Change of Recommendation in accordance with Section 6.6, the Company shall use its reasonable best efforts to (A) solicit from Company Shareholders proxies in favor of the adoption of this Agreement and (B) take all other action reasonably necessary or advisable to secure the Company Shareholder Approval, including by including the Company Board Recommendation in the Proxy Statement. Notwithstanding any Change of Recommendation validly made in accordance with Section 6.6, unless this Agreement is terminated in accordance with its terms, (x) the Company Shareholders Meeting shall be convened and this Agreement shall be submitted to the Company Shareholders for approval at the Company Shareholders Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation and (y) all other obligations of the Parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure, or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal), except as expressly set forth herein.

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6.8 Section 16 Matters. Prior to the Effective Time, the Company shall take actions reasonably necessary to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9 Takeover Statutes. The Parties shall use, and shall cause the members of their respective Boards of Directors to use, their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions. No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute to be inapplicable to the Merger or any of the other Transactions.

6.10 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until at or after the Effective Time.

6.11 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent. Between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Merger Sub shall not, and Parent shall not permit Merger Sub to, engage in any activity of any nature except as provided in, expressly contemplated by, or in furtherance of the Transactions.

6.12 Employee Matters.

(a) Parent shall assume, honor and fulfill all obligations under the Company Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended or terminated as permitted pursuant to the terms of such Company Plans and this Agreement.

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(b) Effective as of the Effective Time and through the twelve (12) month anniversary of the Effective Time, Parent shall provide to each employee of the Company or a Company Subsidiary who continues to be employed by Parent or any Subsidiary thereof following the Closing (each, a “Continuing Employee”), (i) base salary or wage rate, bonus and other cash incentive compensation opportunities, that are no less favorable than the base salary or wage rate, bonus and other cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing or provided to similarly-situated employees of Parent and its Subsidiaries, in Parent’s sole discretion, and (ii) employee benefits (including severance and health and welfare benefits, but excluding defined benefit pension plan benefits) that are, in the aggregate, no less favorable to such Continuing Employee than those Company Plans set forth on Section 4.16 of the Company Disclosure Letter as in effect immediately prior to the Closing or the employee benefit plans of Parent and its Subsidiaries providing benefits to similarly-situated employees of Parent and its Subsidiaries, in Parent’s sole discretion.

(c) For all purposes (including purposes of vesting, eligibility to participate and level of benefits, but expressly not for the purpose of extending the period set forth in Section 6.12(b) or the items covered therein and excluding any equity based compensation plan and long-term incentive plan) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time (other than any administrative delays in connection with any transition to any New Plan), in any and all New Plans to the extent coverage under such New Plan is of the same type as the Company Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

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(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, subject to the terms of any Company Plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.12 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan or employee benefit plan of Parent or Merger Sub or (ii) create any Third Party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

6.13 Director and Officer Indemnification and Insurance.

(a) For six years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries and all current and former holders of security holders of the Company that have or had a right to appoint any of the foregoing (the persons entitled to be indemnified pursuant to such provisions, and all other current and former directors, managers and officers of the Company and the Company Subsidiaries, and all current and former holders of securities of the Company or any Company Subsidiary that have or had a right to appoint any of the foregoing, being referred to collectively as the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, Proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law or the Company Governing Documents or the organizational documents of the applicable Company Subsidiary (as applicable)), judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any actual or threatened Proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at, or after the Effective Time, in connection with such Persons serving as a director, officer, employee, or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law or the Company Governing Documents or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification, and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the Company Governing Documents or the organizational documents of the applicable Company Subsidiary (as applicable) or in any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement, shall continue in full force and effect in accordance with the terms thereof, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such Indemnified Parties, except to the extent, and only to the extent, required by applicable Law. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Corporation on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek elimination of liability, indemnification or advancement of expenses pursuant to this Section 6.13, the provisions of this Section 6.13 shall continue in effect with respect to such matter until the final disposition of all Proceedings relating thereto.

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(b) For six years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) Company Governing Documents and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors, and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified, or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).

(c) At or prior to the Effective Time, the Company shall purchase a six-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits, and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time.

(d) The rights of indemnification and to receive advancement of expenses as provided by this Section 6.13 shall not be deemed exclusive of any other rights to which any Indemnified Party may at any time be entitled. No right or remedy herein conferred by this Agreement is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity, under contract or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent or subsequent assertion of any other right or remedy. Parent hereby acknowledges that the Indemnified Parties have or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons.

(e) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.13. The rights and obligations under this Section 6.13 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third-party beneficiaries of this Section 6.13, each of whom may enforce the provisions thereof.

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6.14 Financing Cooperation.

(a) Subject to Section 6.14(f), until the earlier of the Closing and such time as this Agreement is terminated in accordance with ARTICLE VIII, the Company shall, and shall cause the Company Subsidiaries to, use its and their reasonable best efforts to, and shall direct its and their respective Representatives to, provide customary cooperation and customary financial information, in each case that is reasonably requested by Parent in connection with any financing contemplated by the Debt Commitment Letter (including for the avoidance of doubt, the Debt Financing) (it being understood and agreed that the receipt of any such financing is not a condition to the Merger or any of its other obligations under this Agreement), including using commercially reasonable efforts to: (i) participate in, and assist with, customary marketing efforts and marketing materials (including rating agency presentations, if applicable) for a financing of the type contemplated by the Debt Commitment Letter; (ii) execute and deliver any definitive financing documents, including any amendments, joinders, guarantees, pledge documents, security documents and other definitive financing documents (including, assuming the representations in Section 5.6 are correct, a solvency certificate of the chief financial officer of the Company in the form attached to the Debt Commitment Letter) and otherwise facilitating the pledging of, and the granting, recording and perfection of security interests in, the collateral (including, to the extent applicable, delivery of securities and share certificates); (iii) furnish to the Debt Financing Sources at least three (3) Business Days prior to the Closing Date (to the extent in writing requested at least ten (10) Business Days prior to the Closing Date) all documentation and other information required by regulatory authorities under applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations, including the PATRIOT Act; (iv) provide such other financial information regarding the Company or the Company Subsidiaries as shall be reasonably requested by Parent, Merger Sub or the Debt Financing Sources in connection with the Debt Financing; and (v) take such corporate actions as shall be reasonably requested to authorize and permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to finance the transactions contemplated in this Agreement (subject to any limits on the use of proceeds set forth herein); provided, that (x) none of the Company, the Company Subsidiaries or their Representatives or their Affiliates shall have, or be required to incur, any Liability or any obligation under any agreement or document related to the Financing, or to pay any commitment or similar fee or make any other payment or provide or agree to provide an indemnity in connection with the foregoing, in each case, the effectiveness of which is not conditioned upon the occurrence of the Closing Date; and (y) no party shall be required pursuant to this Section 6.14(a) to take any action that would reasonably be expected to result in the contravention of, or that would reasonably be expected to result in a violation of any applicable Laws or of any contracts binding on such party or its property.

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(b) Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives and Affiliates from and against any and all liabilities or losses suffered or incurred by them in connection with any action taken pursuant to this Section 6.14 and any information provided pursuant to this Section 6.14, except in the event such liabilities or losses arose out of or result from the (i) willful misconduct, gross negligence, or bad faith of the Company, the Company Subsidiaries or any of their respective Representatives, or (ii) (A) any material breach by the Company, the Company Subsidiaries or any of their respective Representatives under this Agreement or (B) any material misstatement or omission of material fact in information provided, in writing, to Parent or the Debt Financing Sources by the Company, the Company Subsidiaries or their respective Representatives or Affiliates. If this Agreement is terminated pursuant to Section 8.1(b), Parent shall, promptly upon request by the Company, reimburse the Company and the Company Subsidiaries for all reasonable and documented out-of-pocket costs actually incurred by the Company and the Company Subsidiaries (including those of its Representatives) in connection with taking action required or requested by Parent pursuant to this Section 6.14, except in the event such costs arose out of or result from the willful misconduct, gross negligence, or bad faith of the Company and the Company Subsidiaries, or any of their respective Representatives. For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 6.14 represent the sole obligation of the Company, the Company Subsidiaries and their respective Affiliates and Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the Exhibits and the Company Disclosure Letter) shall be deemed to expand or modify such obligations.

(c) Until the earlier of the Closing and such time as this Agreement is terminated in accordance with ARTICLE VIII, each of Parent and Merger Sub shall use its reasonable best efforts to do, or cause to be done, all things necessary to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters (including the “flex” provisions contained in any fee letters), including by using reasonable best efforts to: (i) maintain in effect the Commitment Letters; (ii) negotiate as promptly as possible, and enter into, definitive agreements relating to the Debt Financing at or prior to the Closing; (iii) satisfy (or obtain a waiver thereof) and to cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Sub or their respective Representatives in the Commitment Letters; (4) assuming that all conditions contained in the Debt Commitment Letter have been satisfied or waived, cause the Debt Financing to be consummated at or prior to the Closing; (5) enforce its rights under the Commitment Letters; and (6) comply with its obligations under the Commitment Letters. Parent and Merger Sub shall keep the Company and its Representatives informed on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to obtain the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt written notice of (i) any material breach, default, termination or repudiation by Parent, or any other party thereto of which Parent or Merger Sub becomes actually aware, under the Commitment Letters, (ii) the receipt by Parent or Merger Sub of any written notice from any Debt Financing Source or Equity Investor with respect to any actual or potential material breach, termination or repudiation by such party to the Commitment Letters, of any provisions thereto, including with respect to any material dispute related to any Financing with respect to the obligation of the Debt Financing Sources to fund the Debt Financing or the Equity Investors to fund the Equity Financing, in each case, on the Closing Date and (iii) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions contemplated by the Commitment Letters or definitive agreements related to the Financing. Parent shall promptly provide any information reasonably requested by the Company and its Representatives relating to the Financing.

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(d) Neither Parent nor Merger Sub shall agree to, or permit, without the prior written consent of the Company, any assignment, amendment, supplement or modification to be made to, replacement, restatement or substitution of, or any waiver by Parent or Merger Sub of any material provision or remedy under, the Commitment Letters (including with respect to any alternative financing intended to replace or be substituted for, in whole or in part, any portion of the Financing) if such assignment, amendment, supplement, modification, replacement, restatement, substitution or waiver would reasonably be expected to (1) reduce the aggregate amount of the net cash proceeds of the Financing to be funded on the Closing Date, to an amount less than the Required Amount, (2) impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to the receipt of the Financing, in each case in a manner that could reasonably be expected to prevent, impede or delay the consummation of the Financing (the prohibited conditions described in this clause (2) are referred to herein as “Prohibited Conditions”), (3) adversely and materially impact the ability of Parent to enforce its rights against other parties to the Commitment Letters with respect to the Financing, or (4) prevent or impede or delay the consummation of the transactions contemplated by this Agreement; provided that Parent may amend, modify, assign, supplement, substitute, replace or restate the Commitment Letters to add (A) lenders, lead arrangers, book runners, syndication agents and similar entities, or (B) increase the aggregate amount of the Financing, subject to the foregoing clauses (1) through (4).

(e) In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letters for any reason whatsoever, then (i) Parent shall promptly so notify the Company of such event and the reason therefor and (ii) Parent and Merger Sub shall use reasonable best efforts to arrange and obtain, and negotiate and enter into commitment letters and/or definitive agreements with respect to, alternative financing arrangements in an amount at least equal to the amount, when added with the Equity Financing, sufficient to pay the Required Amount and which is not subject to any conditions constituting Prohibited Conditions, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing Date) (A) on terms and conditions not materially less favorable in the aggregate to Parent and Merger Sub than those contained in the Debt Commitment Letter, (B) containing conditions to draw, conditions to Closing and other terms that would reasonably be expected to affect the availability thereof that (1) are not, in any material respect, more onerous than those conditions and terms contained in the Debt Commitment Letter, and (2) would not reasonably be expected to delay the Closing or make the Closing materially less likely to occur. Parent and Merger Sub shall not be required to (x) pay fees in excess of one hundred fifty percent (150%) above those contemplated by the Debt Commitment Letter as in effect on the date of this Agreement, taking into account any flex terms, or (y) seek equity financing from any Person other than the Equity Investors or in an amount in excess of the Equity Financing contemplated by the Equity Commitment Letter as of the date hereof. Parent shall promptly deliver to the Company a true and complete fully executed new financing commitment letter with respect to such alternative financing. In the event any alternative debt financing is obtained, arranged or committed to, the term “Debt Financing” as used in this Agreement shall be deemed to include any such alternative financing (in lieu of the portion of the Debt Financing replaced thereby), the term “Debt Financing Sources” and “Investors”, as applicable, shall include the financial institutions and other Persons providing the alternative debt financing and the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include any new debt financing commitment letter(s), related term sheets and redacted fee letters obtained by Parent in respect of any such alternative financing.

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(f) Notwithstanding anything to the contrary in Section 6.14(a), (i) none of the Company, the Company Subsidiaries nor their respective Representatives shall be required to take any action that would (A) reasonably be expected to conflict with, violate, breach or otherwise contravene their respective organizational documents, (B) in the good faith determination of the Company, the Company Subsidiaries or their respective Representatives, as applicable, materially and adversely interfere with the business or operations of the Company, the Company Subsidiaries or their respective Representatives, (C) cause any condition to Closing set forth in ARTICLE VII to not be satisfied or otherwise cause any breach of this Agreement, (D) require delivery of any legal opinions or accountants’ cold comfort letters or reliance letters, (E) subject any director, manager, officer or employee of the Company, the Company Subsidiaries or their respective Representatives to any actual or potential personal liability, (F) provide any information consisting of attorney work product or to the extent the provision thereof would reasonably be expected to result in the waiver of legal privilege, (G) require the delivery of any projections or pro forma financial statements to any third parties (other than the Debt Financing Sources), provided, however, that any such projections delivered to the Debt Financing Sources (x) shall be providing in the ordinary course of business, (y) shall be in form and substance consistent with the Company’s past practices, and (z) shall not be required to address any period beyond one (1) year after the date of delivery of such projections, (H) require the delivery of any financial statements in a form or subject to a different standard than those provided to Parent on or prior to the date hereof, or (I) require the Company or any Company Subsidiary to authorize any corporate action or execute any agreement that would be effective or operative prior to Closing, and (ii) upon the occurrence of the Closing Date, no Affiliate of the Company (other than the Company and the Company Subsidiaries on or after the Closing) shall be required to execute, deliver or enter into definitive documentation relating to the Financing.

(g) No later than two Business Days prior to the Closing Date, the Company shall transfer, to a newly opened Emigrant Bank account (the “Emigrant Account”), an amount of cash equal to at least $17,500,000 but no more than $20,000,000, provided, however, if Parent expressly consents in writing to any action or inaction by the Company pursuant to Section 6.1(b) that results in the Company maintaining an amount in Cash that is less than $17,500,000, the Company may transfer such reduced amount to the Emigrant Account. No transfer of cash to the Emigrant Account pursuant to this Section 6.14(g) shall be deemed to be a breach of Section 6.1.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in writing in whole or in part by the Parent Entities and the Company, to the extent permitted by applicable Law:

(a) Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, or other judgment or order issued by any federal or state court of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority of competent jurisdiction that, in any such case, prohibits or makes illegal the consummation of the Merger.

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7.2 Conditions to Obligations of the Parent Entities. The obligations of the Parent Entities to consummate the Merger shall further be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in writing in whole or in part by Parent, to the extent permitted by applicable Law:

(a) Representations and Warranties.

(i) (A) The representations and warranties of the Company set forth in the three sentences of Section 4.1(a) (Due Organization and Qualification), Section 4.2 (Power and Authority; Authorization), Section 4.3(a)(i) (No Violation), Section 4.5 (Subsidiaries), Section 4.22 (Brokers), and Section 4.23 (Takeover Statutes) (1) that are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) (2) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); and (B) the representations and warranties of the Company set forth in Section 4.4 (Capitalization) shall be true and correct in all respects except for de minimis inaccuracies as of the Closing as though made as of the Company Capitalization Date; and

(ii) the other representations and warranties of the Company set forth in ARTICLE IV that are not listed in the immediately preceding subsection (i) (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations. Except as expressly provided in Section 6.6(d), the Company shall have performed or complied, in all material respects, with the obligations, covenants, and agreements required to be performed or complied with by it under this Agreement by the time of the Closing.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been and be continuing to exist any Company Material Adverse Effect.

(d) Company Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the chief executive officer or chief financial officer of the Company certifying that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) has been satisfied.

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(e) FIRPTA Certificate. The Company shall have delivered a properly completed and executed certification in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, and a copy of the notice of such certification to be sent to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice and a copy of the certification to the IRS on behalf of the Company after Closing.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger shall further be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in writing in whole or in part by the Company, to the extent permitted by applicable Law:

(a) Representations and Warranties.

(i) The representations and warranties of the Parent Entities set forth in Section 5.1 (Due Organization and Qualification), Section 5.2 (Power and Authority; Authorization), Section 5.4 (Ownership and Prior Operations of Merger Sub), Section 5.5 (Financing) and Section 5.7 (Stock Ownership) (A) that are qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date) and (B) that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); and

(ii) the other representations and warranties of the Parent Entities set forth in ARTICLE V that are not listed in the immediately preceding subsection (i) (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or a material adverse effect on the ability of the Parent Entities to consummate the Transactions, including the Merger.

(b) Performance of Obligations. Except as expressly provided in Section 6.6(d), each of the Parent Entities shall have performed or complied, in all material respects, with the obligations, covenants, and agreements required to be performed or complied with by them or either of them under this Agreement by the time of the Closing.

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(c) Parent Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Parent by the chief executive officer or chief financial officer of Parent certifying that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) has been satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination. Subject to the provisions of this ARTICLE VIII, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Closing has not occurred on or before September 21, 2023 (as extended, the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been a proximate cause of the failure of the Transactions to be consummated by the Outside Date and such action or failure to act constitutes a material breach of this Agreement;

(c) by Parent, in the event that (i) the Company shall have breached, failed to perform, or violated its covenants or agreements under this Agreement or (ii) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clause (i) or (ii) in a manner that would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b), or Section 7.2(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the 30th calendar day following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(d) by the Company, in the event that (i) Parent or Merger Sub shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (ii) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, in either case of clause (i) or (ii) in a manner that would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent or Merger Sub, as applicable, before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the 30th calendar day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in breach of any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c);

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(e) by either Parent or the Company if any Restraint, having any of the effects set forth in Section 7.1(b), shall have become final and non-appealable and remains in effect; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to any Party whose action or failure to fulfill its obligations under Section 6.4 has been a proximate cause of such Restraint or of such Restraint becoming final and non-appealable;

(f) by Parent, if, prior to obtaining the Company Shareholder Approval, (i) the Company Board of Directors shall have effected a Change of Recommendation (whether or not in compliance with this Agreement) or (ii) the Company shall be in willful breach of Section 6.6(a);

(g) by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken;

(h) by the Company in order to effect a Change of Recommendation (of the type contemplated by Section 6.6(a)(iv) or Section 6.6(a)(v)) and substantially concurrently enter into a definitive agreement providing for a Superior Proposal; provided, that (i) the Company has complied in all material respects with the terms of Section 6.6(a)(i) and (ii) and Section 6.6(e), and (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee; or

(i) by the Company, if (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, which conditions are capable at the time of termination of being satisfied if the Closing were to occur at such time) have been satisfied or (to the extent permissible under applicable Law) waived in accordance with this Agreement, (ii) the Company has indicated in writing that the Company is ready and willing to consummate the Merger and ready, willing and able to take all action within its control to consummate the Merger, (iii) Parent and Merger Sub fail to consummate the Merger within two Business Days of the date on which the Closing should have occurred pursuant to Section 2.2 and (iv) during such two Business Day period described in clause (iii), the Company stood ready, willing and able to consummate the Merger and the other transactions contemplated hereby.

8.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of the Parent Entities or the Company, except that the Confidentiality Agreement, Section 6.14(b), this Section 8.2, and ARTICLE IX (excluding Sections 9.3 and 9.5) shall survive termination; provided, that nothing herein shall relieve any Party from liability for Fraud prior to such termination.

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(b) Termination Fees.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b) or Section 8.1(g), (B) after the date hereof and prior to the date of such termination (or prior to the Company Shareholder Approval in the case of termination pursuant to Section 8.1(g)), a bona fide Acquisition Proposal is publicly disclosed (whether by the Company or a Third Party), and is not publicly withdrawn at least three Business Days prior to the earlier of the date of the Company Shareholders Meeting and the date of such termination and (C) within eight (8) months of such termination, an Acquisition Proposal is consummated or a definitive agreement with respect to an Acquisition Proposal is entered into, then on or prior to the date any such Acquisition Proposal is consummated, the Company shall pay to Parent a fee of Nine Hundred Thousand dollars ($900,000) in cash (the “Company Termination Fee”). Solely for purposes of this Section 8.2(b)(i), the term “Acquisition Proposal” shall have the meaning assigned to such term in Annex I, except that all references to “15%” and “85%” therein shall be deemed to be references to “50%.”

(ii) If Parent terminates this Agreement pursuant to Section 8.1(f), within two Business Days after such termination, the Company shall pay to Parent the Company Termination Fee.

(iii) If the Company terminates this Agreement pursuant to Section 8.1(h), substantially concurrently with or prior to such termination, the Company shall pay to Parent the Company Termination Fee.

(iv) If the Company terminates this Agreement pursuant to Section 8.1(i) (or pursuant to any provision of Section 8.1 under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 8.1(i)), Parent shall pay to the Company a fee of One Million Eight Hundred Sixty-Three Thousand One Hundred Seventy dollars and Thirty-Four cents ($1,863,170.34) in cash (the “Parent Termination Fee”) within two Business Days after such termination.

(v) In the event any amount is payable (A) by the Company pursuant to the preceding subsections (i), (ii) or (iii), or (B) by Parent pursuant to the preceding subsection (iv), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as the case may be (which account shall be designated by Parent or the Company, as the case may be, upon request by the other Party to allow the Company or Parent, as the case may be, to pay or cause to be paid to Parent any amounts payable hereunder within the time periods required by this Section 8.2). For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee or Parent be obligated to pay the Parent Termination Fee, as the case may be, on more than one occasion.

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(c) If Parent terminates this Agreement pursuant to Section 8.1(c), the Company shall, promptly upon request by Parent, reimburse Parent and Merger Sub for all reasonable and documented out-of-pocket costs actually incurred by Parent and Merger Sub (including those of its Representatives) in connection with the transactions contemplated by this Agreement. In no event shall the amount paid by the Company to Parent hereunder exceed the amount of the Company Termination Fee.

(d) Each Party acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that, without these agreements, the Parties hereto would not enter into this Agreement. Each Party further acknowledges that the Company Termination Fee and the Parent Termination Fee, as applicable, shall not a penalty, but rather liquidated damages in a reasonable amount that will compensate the Party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company or Parent, as applicable, fails to pay in a timely manner any amount due pursuant to Section 8.2(b), then (i) the payor Party shall reimburse the payee Party for all reasonable out-of-pocket costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, including in connection with any related Proceedings commenced and (ii) the payor Party shall pay to the payee Party interest on the amounts payable pursuant to Section 8.2(b) from and including the date payment of such amounts were due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made.

(e) Notwithstanding anything to the contrary in this Agreement, except the right to seek monetary damages for Fraud (solely as it relates to the representations and warranties expressly made in ARTICLE IV) occurring prior to the termination of this Agreement pursuant to Section 8.1, and without limiting the Parent Entities’ right to specific performance in accordance with Section 9.11, (A) the Company Termination Fee (and any other amounts expressly contemplated by this Section 8.2, if any) shall be the sole and exclusive monetary remedy available to the Parent Entities in connection with this Agreement and the Transactions in any circumstance in which the Company Termination Fee becomes due and payable and is paid by the Company in accordance with this Agreement, and (B) upon Parent’s receipt of the full Company Termination Fee (and any other amounts contemplated by this Section 8.2) pursuant to this Section 8.2 in circumstances in which the Company Termination Fee is payable, none of the Company, any Company Subsidiary or any of their respective former, current, or future officers, directors, partners, shareholders, managers, members, Affiliates, or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the right to seek monetary damages for Fraud (solely as it relates to the representations and warranties expressly made in ARTICLE IV). For the avoidance of doubt, Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and the payment of the Company Termination Fee pursuant to this Section 8.2, but in no event shall Parent be entitled to both (i) specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and (ii) the payment of the Company Termination Fee pursuant to this Section 8.2.

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(f) Notwithstanding anything to the contrary in this Agreement, except the right to seek monetary damages for Fraud occurring prior to the termination of this Agreement pursuant to Section 8.1, and without limiting the Company’s right to specific performance in accordance with Section 9.11 (except as expressly limited therein), (A) the Parent Termination Fee (and any other amounts expressly contemplated by this Section 8.2, if any) shall be the sole and exclusive monetary remedy available to the Company in connection with this Agreement and the Transactions in any circumstance in which the Parent Termination Fee becomes due and payable and is paid by Parent in accordance with this Agreement, and (B) upon the Company’s receipt of the full Parent Termination Fee (and any other amounts contemplated by this Section 8.2) pursuant to this Section 8.2 in circumstances in which the Parent Termination Fee is payable, none of the Parent Entities or any of their respective former, current, or future officers, directors, partners, shareholders, managers, members, Affiliates, or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the right to seek monetary damages for Fraud. For the avoidance of doubt, the Company may seek specific performance to cause the Parent Entities to consummate the Transactions in accordance with Section 9.11 and the payment of the Parent Termination Fee pursuant to this Section 8.2, but in no event shall the Company be entitled to both (i) specific performance to cause the Parent Entities to consummate the Transactions in accordance with Section 9.11 and (ii) the payment of the Parent Termination Fee pursuant to this Section 8.2. In no event shall the Company or its Affiliates be entitled to seek the remedy of specific performance of this Agreement against any of the Debt Financing Sources. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Parent Termination Fee shall constitute the sole and exclusive remedy of Company and its Affiliates against the Debt Financing Sources and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices, requests, demands, and other communications to any Party or given under this Agreement will be in writing and delivered personally, by overnight delivery or courier, or by electronic mail to the Parties at the address or electronic mail address specified below. Each notice, request, demand, or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received for all purposes at such time as it is delivered to the addressee with the return receipt, the delivery receipt, the affidavit of messenger, at such time as delivery is refused by the addressee upon presentation, or, with respect to electronic mail, upon transmission so long as there is no return error message, out of office autoreply or other notification of non-delivery received by the sender (provided that, electronic mail received after 5:00 p.m., Eastern Time, shall be deemed received on the next day). Each Party may designate by notice in writing a new address to which any notice, demand, request, or communication may thereafter be so given, served, or sent.

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(a) if to Parent, Merger Sub, or (after the Effective Time) the Surviving Corporation:

Maury Microwave, Inc.

c/o Artemis Capital Partners

160 Federal Street, 23rd Floor

Boston, MA 02110

E-mail: jward@artemislp.com and emilne@artemislp.com

Attention: James F. Ward and Euan Milne

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

One Oxford Centre

32nd Floor

Pittsburgh, PA 15201

Attention: Mark L. Opitz and Greer A. Longer

E-mail: mark.opitz@morganlewis.com and greer.longer@morganlewis.com if to the Company (before the Effective Time):

Wireless Telecom Group, Inc.

25 Eastmans Road

Parsippany, NJ 07054

Attention: Timothy Whelan, Chief Executive Officer

E-mail: twhelan@wtcom.com

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

1290 Avenue of the Americas

New York, New York 10104-3300

Attention: Tara Newell and Aaron Lang

E-mail: tara.newell@bclplaw.com and aaron.lang@bclplaw.com

9.2 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (together with any Exhibits, Annexes, and including the Company Disclosure Letter), the Confidentiality Agreement, and the Commitment Letters constitute the entire agreement and understanding of the Parties with respect to the Transactions and supersede all prior agreements, arrangements, and understandings relating to the subject matter hereof.

(b) Except (i) for the right of holders of shares of Company Common Stock to receive the Merger Consideration, which shall be enforceable by such holders after the Effective Time, (ii) for the rights of the holders of Company Equity Awards to receive such amounts as provided for in Section 3.4, which shall be enforceable by such holders after the Effective Time, and (iii) as provided in Section 6.13, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties any rights or remedies hereunder or thereunder. Notwithstanding the foregoing, each Debt Financing Source shall be an express third-party beneficiary with respect to Section 6.14(g) (Financing Cooperation), Section 8.2(c) (Effect of Termination), Section 8.2(f) (Effect of Termination), this Section 9.2 (Entire Agreement; Third-Party Beneficiaries), the proviso in Section 9.3(a) (Amendment and Modification; Waiver), the last sentence of Section 9.4 (Assignment), Section 9.7(c) (Governing Law; Consent to Jurisdiction), Section 9.8 (Waiver of Jury Trial), Section 9.10 (Non-Recourse), and Section 9.11(b) (Enforcement; Remedies) (the “FS Provisions”).

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9.3 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties, provided, that the FS Provisions shall not be amended, supplemented, waived, or otherwise modified without the prior written consent of the Debt Financing Sources.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or the Parent Entities, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of the Parent Entities or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.4 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Notwithstanding the foregoing, Parent and Merger Sub may assign this Agreement (in whole or in part) to the Debt Financing Sources who shall be permitted to exercise any or all of the rights and remedies of Parent and Merger Sub hereunder and transfer and assign such rights to any purchaser upon foreclosure or other exercise of remedies as to such collateral assignment or security interest without the prior consent of the other parties hereto; provided, however, that no such assignment shall relieve Parent or Merger Sub of their respective obligations under this Agreement.

9.5 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

9.6 Expenses; Transfer Taxes. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses. Except as expressly provided in Section 3.3, all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees incurred in connection with the transaction contemplated by this Agreement shall be paid by Parent and Merger Sub when due.

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9.7 Governing Law; Consent to Jurisdiction.

(a) GOVERNING LAW. THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO THIS AGREEMENT OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF THIS AGREEMENT (INCLUDING ANY CLAIM OR CAUSE OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION WITH THIS AGREEMENT OR AS AN INDUCEMENT TO ENTER INTO THIS AGREEMENT) SHALL BE GOVERNED BY, ENFORCED IN ACCORDANCE WITH, AND INTERPRETED UNDER, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS (EXCEPT THAT MATTERS RELATING TO THE FIDUCIARY DUTIES OF THE COMPANY BOARD OF DIRECTORS SHALL BE SUBJECT TO THE LAWS OF THE STATE OF NEW JERSEY).

(b) CONSENT TO JURISDICTION. EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE COURT OF CHANCERY LOCATED IN WILMINGTON, DELAWARE OR (ONLY TO THE EXTENT THE CHANCERY COURT DECLINES JURISDICTION) THE DELAWARE STATE COURTS OR THE UNITED STATES DISTRICT COURT LOCATED IN WILMINGTON, DELAWARE AND ANY APPELLATE COURT THEREFROM, OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. THIS CONSENT TO JURISDICTION IS BEING GIVEN SOLELY FOR PURPOSES OF THIS AGREEMENT AND IS NOT INTENDED TO, AND SHALL NOT, CONFER CONSENT TO JURISDICTION WITH RESPECT TO ANY OTHER DISPUTE IN WHICH A PARTY TO THIS AGREEMENT MAY BECOME INVOLVED. EACH PARTY CONSENTS TO PROCESS BEING SERVED BY ANY OTHER PARTY TO THIS AGREEMENT IN ANY PROCEEDING OF THE NATURE SPECIFIED IN THIS SECTION 9.7(b) BY THE MAILING OF A COPY THEREOF IN THE MANNER SPECIFIED BY THE PROVISIONS OF SECTION 9.1.

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(c) DEBT FINANCING SOURCES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT:

(i) ALL ACTIONS AGAINST THE DEBT FINANCING SOURCES IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE FINANCING OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS, WHETHER AT LAW OR EQUITY, IN CONTRACT, IN TORT, OR OTHERWISE, WILL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THE STATE, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK; AND

(ii) EACH OF THE PARTIES HERETO ACKNOWLEDGE AND AGREE (A) THAT ANY LEGAL PROCEEDING, WHETHER IN LAW OR IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE, INVOLVING THE DEBT FINANCING SOURCES ARISING OUT OF, OR RELATING TO, THE MERGER, THE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO WILL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF NEW YORK IN THE BOROUGH OF MANHATTAN AND ANY APPELLATE COURT THEREOF, AND EACH SUCH PARTY SUBMITS FOR ITSELF AND ITS PROPERTY WITH RESPECT TO ANY SUCH LEGAL PROCEEDING TO THE EXCLUSIVE JURISDICTION OF SUCH COURT; (B) NOT TO BRING OR PERMIT ANY OF THEIR AFFILIATES TO BRING OR SUPPORT ANYONE ELSE IN BRINGING ANY SUCH LEGAL PROCEEDING IN ANY OTHER COURT; (C) THAT SERVICE OF PROCESS, SUMMONS, NOTICE, OR DOCUMENT BY REGISTERED MAIL ADDRESSED TO THEM AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ANY APPLICABLE DEBT COMMITMENT LETTER WILL BE EFFECTIVE SERVICE OF PROCESS AGAINST THEM FOR ANY SUCH LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT; (D) TO WAIVE AND HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH ANY OF THEM MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF, AND THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF, ANY SUCH LEGAL PROCEEDING IN ANY SUCH COURT; (E) TO WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUCH LEGAL PROCEEDING, (F) ANY SUCH LEGAL PROCEEDING WILL BE GOVERNED, CONSTRUED, AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK; AND (G) THAT A FINAL JUDGMENT IN ANY SUCH LEGAL PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

9.8 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

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9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of this Agreement and the Transactions that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.10 Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties. Except to the extent named as a Party to or a third-party beneficiary of this Agreement, and then only to the extent of the specific obligations of such Parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Representative of any party to this Agreement will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any claim based upon, arising out of or related to this Agreement (other than the Equity Investors to the extent set forth in the Equity Commitment Letters). Notwithstanding anything in this Agreement to the contrary, neither the Company, any Company Subsidiary, nor any of their respective Affiliates will have any rights or claims, regardless of the legal theory under which such right or claim may be asserted, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, and will not seek or support any such rights or claims against any of the Debt Financing Sources in connection with, relating to or arising out of this Agreement, the Transactions, or the Financing, and no Debt Financing Source shall have any liability to the Company, any Company Subsidiary, or any of their respective Affiliates for any obligations or liabilities of the Parties or for any claim (regardless of the legal theory under which such claim may be asserted, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory), based on, in respect of, or by reason of, this Agreement, the Transactions, or the Financing or in respect of any oral representations made or alleged to be made in connection herewith or therewith. For the avoidance of doubt, nothing in this Section 9.10 shall in any way limit or qualify (x) the rights and obligations of the Debt Financing Sources to each other thereunder or in connection therewith or (y) the rights of the Company to make a claim against Parent under the Confidentiality Agreement for any breach thereof by any Debt Financing Source.

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9.11 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) is not performed, or is threatened to be not performed, in accordance with its specific terms or is otherwise breached. Accordingly, it is agreed that, in addition to any other remedy that may be available to it at law or in equity, including monetary damages, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.7, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement. Notwithstanding anything herein to the contrary, it is hereby acknowledged and agreed that unless this Agreement is validly terminated in accordance with Section 8.1, the Company shall be entitled to specific performance to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing if, and only if, (i) Parent is required to consummate the Closing pursuant to Section 2.2, and Parent fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (ii) the Debt Financing has been funded or will be funded in accordance with the terms and conditions of the Debt Financing at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed in writing to Parent that if the Equity Financing and Debt Financing (including any alternative financing that has been obtained in accordance with Section 6.14) are funded, then the Company will take such actions that are required of it to cause the Closing to occur in accordance with Section 2.2 (and the Company has not revoked, withdrawn, modified or conditioned such confirmation) and Parent has failed to consummate the closing within three Business Days after receipt of such irrevocable conditions. For the avoidance of doubt, (i) in no event shall the Company be entitled to specifically enforce (or to bring any action or proceeding in equity seeking to specifically enforce) Parent’s rights under the Commitment Letters to cause the Debt Financing and/or Equity Financing to be funded or to effect the Closing other than as expressly provided in the immediately preceding sentence with respect to the Equity Financing, and (ii) in no event shall the Company be entitled to seek to specifically enforce any provision of this Agreement or to obtain an injunction or injunctions, or to bring any other action or proceeding in equity in connection with the transactions contemplated by this Agreement, against Parent other than under the circumstances expressly set forth in this Section 9.11. The Parties further agree that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11(b), and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) The Parties’ rights in this Section 9.11 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.11 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party.

9.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Electronic transmission of any signed original document or retransmission of any such signed transmission will be deemed the same as delivery of an original.

[SIGNATURE PAGE FOLLOWS]

70

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written.

PARENT:

Maury Microwave, Inc.

By:	/s/ Michael Howo
Name:	Michael Howo
Title:	Chief Executive Officer

MERGER SUB:

Troy Merger Sub, Inc.

By:	/s/ Euan G. Milne
Name:	Euan G. Milne
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written.

THE COMPANY:

Wireless Telecom Group, Inc.

By:	/s/ Timothy Whelan
Name:	Timothy Whelan
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX I

Defined Terms

“ACA” has the meaning set forth in Section 4.16(d).

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (a) are no less restrictive in the aggregate to the Company’s counterparty thereto than those contained in the Confidentiality Agreement, and except for such changes necessary in order for the Company to comply with its obligations under this Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar provision), and (b) do not restrict the Company from complying with its disclosure obligations to Parent under Section 6.6.

“Acquisition Proposal” means any offer or proposal from a Person (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any person, directly or indirectly, of more than 15% of the total voting power of the equity securities of the Company, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than 25% of the total voting power of the equity securities of the Company; (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a person pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 85% of the total voting power of the equity interests in the surviving, resulting or ultimate parent entity of such transaction; or (c) any sale, lease, exchange, transfer or other disposition to a person of more than 15% of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole (measured by the fair market value thereof).

“Affiliate” of, or “Affiliated” with, means, when used with respect to a specified Person, any other Person controlling, directly or indirectly controlled by, or under common control with the specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of the Person whether through the ownership of voting securities or by Contract.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Book-Entry Shares” means shares evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time.

“Business Day” means (i) a day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or (ii) in the case of determining a date when any payment is due, any day other than a Saturday, Sunday or other day on which commercial banks in Parsippany, New Jersey are authorized or required by Law to close.

“Business Systems” means Software, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, and information contained therein or transmitted thereby, including any outsourced systems and processes, in each case used or relied upon by the Company or any Company Subsidiary in the conduct of the business.

Annex I-Page 1

“Cancelled Shares” has the meaning set forth in Section 3.1(a).

“Cash” means the aggregate amount of all cash and cash equivalents held by the Company and the Company Subsidiaries, including but not limited to money market accounts, marketable securities, and other liquid assets, determined in accordance with GAAP.

“Change of Recommendation” has the meaning set forth in Section 6.6(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in Section 5.5.

“Company” has the meaning set forth in the preamble of this Agreement.

“Company Acquisition Agreement” has the meaning set forth in Section 6.6(a).

“Company Board of Directors” has the meaning set forth in Recital B of this Agreement.

“Company Board Recommendation” has the meaning set forth in Recital B of this Agreement.

“Company Capitalization Date” has the meaning set forth in Section 4.4(a).

“Company Common Stock” means the Common Stock, $0.01 par value per share, of the Company.

“Company Data” has the meaning set forth in Section 4.13.

“Company Disclosure Letter” has the meaning set forth in the introductory paragraph to ARTICLE IV.

“Company Employees” has the meaning set forth in Section 4.15(a).

“Company Equity Award” means any equity compensation award granted or awarded under the Company Stock Plans or otherwise by the Company.

“Company Governing Documents” means the Certificate of Incorporation of the Company, as amended, and the Bylaws of the Company, as amended.

“Company Intellectual Property” means, collectively, all Owned Intellectual Property and Licensed Intellectual Property.

Annex I-Page 2

“Company Leased Real Property” has the meaning set forth in Section 4.9.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to: (x) have a material adverse effect on the financial condition, business or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred: (a) any changes or developments in United States, regional, global, or international economic conditions, including any changes or developments affecting financial, credit, foreign exchange, or capital market conditions; (b) any changes or developments in conditions in the industries in which the Company and the Company Subsidiaries operate and any seasonal fluctuations in the business of the Company and the Company Subsidiaries; (c) any changes or developments in political, geopolitical, regulatory, or legislative conditions in the United States or any other country or region of the world; (d) any changes or developments in GAAP or the interpretation thereof (e) any changes or developments in applicable Law or the interpretation thereof, (f) any failure by the Company to meet any internal or published projections, estimates, forecasts or expectations of the Company’s revenue, earnings, or other financial performance or results of operations for any period, in and of itself or any failure by the Company to meet its internal budgets, plans, guidance, estimates or forecasts of its revenues, earnings, or other financial performance or results of operations, in and of itself (it being understood that the events or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation, or escalation of a war, acts of armed hostility, weather conditions, natural disasters, or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof, (h) any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention or the World Health Organization, any “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof or the action of any Third Party arising out of or relating to any of the foregoing, in each case, following the date hereof or any material improvement or worsening of such conditions threatened or existing as of the date hereof; (i) the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary or any communication by Parent or its Subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business of the Surviving Corporation or its Subsidiaries, the pendency or consummation of this Agreement, the Merger and the other Transactions or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions (provided that this clause (i) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger, and the other Transactions); (j) any action or failure to take any action which action or failure to act is requested in writing by Parent or otherwise expressly required by this Agreement (other than pursuant to Section 6.1(a)), or (k) any change in the price or trading volume of the Company Common Stock (it being understood that the facts or occurrences giving rise or contributing to such change that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e), (g) and (h), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the industries in which the Company and the Company Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred; or (y) prevent or materially impair or delay the ability of the Company to perform its material obligations under this Agreement or to consummate the Transactions prior to the Outside Date.

Annex I-Page 3

“Company Options” means any options to purchase Company Common Stock outstanding under the Company Stock Plans.

“Company Plan” has the meaning set forth in Section 4.16(a).

“Company Preferred Stock” means the Preferred Stock, $0.01 par value per share, of the Company.

“Company Products” means any and all products (including Software and services) that are or have been in the three years prior to the date of this Agreement marketed, offered, sold, licensed, made available, or distributed by the Company or any Company Subsidiary.

“Company Real Property Leases” has the meaning set forth in Section 4.9.

“Company Restricted Stock Award” means any awards of shares of restricted Company Common Stock outstanding under any Company Stock Plan that are, at the time of determination, subject to vesting, forfeiture or repurchase by the Company.

“Company RSU Award” means any awards of restricted stock units under any Company Stock Plan that are, at the time of determination, subject to vesting, forfeiture or repurchase by the Company.

“Company SEC Documents” has the meaning set forth in Section 4.6(a).

“Company Stock Plans” means (i) the Amended and Restated 2012 Incentive Compensation Plan of the Company and (ii) the 2021 Incentive Compensation Plan of the Company.

“Company Shareholder Approval” has the meaning set forth in Section 4.2(a).

“Company Shareholders” means holders of Company Common Stock.

“Company Shareholders Meeting” has the meaning set forth in Section 6.7(c).

“Company Subsidiary” means a Subsidiary of the Company.

“Company Termination Fee” has the meaning set forth in Section 8.2(b)(i).

Annex I-Page 4

“Company Transaction Litigation” has the meaning set forth in Section 6.3(d).

“Company Unvested Restricted Shares” means any shares of Company Common Stock that were issued as restricted Company Common Stock pursuant to a Company Restricted Stock Award and that are, at the time of determination, subject to vesting, forfeiture or repurchase by the Company.

“Company Unvested RSUs” means any shares of Company Common Stock that were issued as restricted Company Common Stock pursuant to a Company RSU Award and that are, at the time of determination, subject to vesting, forfeiture or repurchase by the Company.

“Company Warrant” means an outstanding Company warrant.

“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated April 29, 2022, by and between Artemis Capital Associates III, LLC and the Company.

“Continuing Employees” has the meaning set forth in Section 6.12(b).

“Contract” means any binding agreement, contract, lease, obligation, promise, or undertaking (whether written or oral); provided that Contracts shall exclude statements of work, sales orders and purchase orders entered into in the ordinary course of business.

“COVID-19” means SARSCoV2 or COVID-19, and all evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-I9 Measures” means any binding quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, order or directive by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“Customs and International Trade Laws” means any Law concerning the importation of merchandise, the export or re-export of goods, technology, Software, data or services, including but not limited to the Tariff Act of 1930 as amended and other laws and programs administered or enforced by U.S. Customs and Border Protection and its successor agencies, the Export Administration Act of 1979 as amended, the Export Control Reform Act of 2018, the Export Administration Regulations, the International Emergency Economic Powers Act as amended, the Arms Export Control Act, the International Traffic in Arms Regulations, Executive Orders of the President of the United States regarding economic sanctions and restrictions on transactions with designated entities (including countries, terrorists, organizations and individuals), the economic sanctions administered by the United States Department of the Treasury, Office of Foreign Assets Control, the anti-boycott regulations administered by the United States Department of Commerce, and the antiboycott provisions administered by the United States Department of Treasury.

“Dataroom” means the electronic dataroom established for “Project Troy” hosted by Finsight Group, Inc. on the CapLinked platform.

“Debt Commitment Letter” has the meaning set forth in Section 5.5.

“Debt Financing” has the meaning set forth in Section 5.5.

Annex I-Page 5

“Debt Financing Sources” means the financial institutions, agents, arrangers, lenders, and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing, including the parties to the Debt Commitment Letter, whether by commitment letter, joinder agreement, credit agreement, or indenture (or similar definitive financing documents), and each other Person that commits to provide or otherwise provides any portion of the Debt Financing, in each case, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, shareholder, members, partners, controlling persons, agents, advisors and representatives and their respective successors and assigns.

“Dissenting Shares” has the meaning set forth in Section 3.2.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event, or occurrence.

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Claim” means any and all administrative or judicial actions, suits, orders, claims, litigation, citation, audit, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other communication (written or oral), whether criminal or civil, pursuant to or relating to any applicable Environmental Law or Environmental Permit.

“Environmental Laws” means all Laws relating to the environment, preservation or reclamation of natural resources, the presence, management or Release of Hazardous Substances, or to human health and safety relating to exposure to Hazardous Substances, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute relating to the presence or Release of Hazardous Substances (including the Industrial Site Recovery Act (N.J.S.A. 13:1K-6 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Permit” means any Permit required under or issued, granted, given, authorized by or made pursuant to any Environmental Law.

“Equity Cancellation Payments” has the meaning set forth in Section 3.3(a).

“Equity Commitment Letters” has the meaning set forth in Section 5.5.

“Equity Financing” has the meaning set forth in Section 5.5.

Annex I-Page 6

“Equity Investor” has the meaning set forth in Section 5.5.

“ERISA” has the meaning set forth in Section 4.16(a).

“ERISA Affiliate” means any corporation or trade or business under common control with the Company as determined under Sections 414(b), (c), (m), or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Exhibits” means any or all of the exhibits attached to and made a part of this Agreement.

“Financing” has the meaning set forth in Section 5.5.

“Fraud” means, with respect to a Party, fraud as defined by the common law of the state of Delaware, excluding any claim for equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud, negligent misrepresentation or any other claim or basis of recovery based solely on negligence or recklessness, only with respect to the express representations and warranties of such Party contained in this Agreement.

“FS Provisions” has the meaning set forth in Section 9.2(b).

“GAAP” means U.S. generally accepted accounting principles for financial reporting applied consistently.

“General Enforceability Exceptions” has the meaning set forth in Section 4.2(d).

“Governmental Authority” means any federal, state, local, or foreign government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality, or court or quasi-governmental authority.

“Hazardous Substances” means any material, substance or waste that is defined, classified, or otherwise characterized under or pursuant to, regulated under or with respect to which liability can be imposed under, any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, per- and polyfluoroalkyl substances, and chlorofluorocarbons and all other ozone-depleting substances.

Annex I-Page 7

“Indebtedness” means, with respect to the Company and the Company Subsidiaries, without duplication: (i) all obligations of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) all obligations arising from, under or in respect of any letters of credit and bankers’ acceptances or any surety, performance or similar bonds issued for the account of or with respect to such Person, in each case, solely to the extent drawn or called; (iv) all obligations of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien (other than a Permitted Lien) on property owned or acquired by such Person; (v) all obligations under leases required to be recorded as capital leases in accordance with GAAP (without giving effect to the adoption of Accounting Standards Codification 842); (vi) all obligations for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables incurred in the ordinary course of business which are not more than 90 days past due) and including, for the avoidance of doubt, any earnouts or similar obligations related to past acquisitions; (vii) all obligations with respect to interest rate protection agreements, interest rate swap agreements, non-U.S. currency exchange agreements, or other interest or exchange rate hedging agreements or arrangements, assuming the termination of such agreements or arrangements (which may be a positive or negative number); (viii) deferred rent, (ix) deferred revenue, (x) all Taxes deferred under any COVID-19 Measures; (xi) all guarantees of such Person in connection with any of the foregoing; and (xii) all fees, accrued and unpaid interest, premiums or penalties related to any of the foregoing.

“Indemnified Parties” has the meaning set forth in Section 6.13(a).

“Information Systems” means all computer hardware and telecommunications systems used by the Company.

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States and foreign jurisdictions, including: (a) patents, patent disclosures, patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications, and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications; (b) trademarks, service marks, trade dress, corporate names, fictitious business names, logos, and slogans, whether or not registered, together with all goodwill associated with each of the foregoing; (c) Internet domain names; (d) copyrights and original works of authorship in any medium of expression, whether or not registered or published; (e) registrations and applications for any of the foregoing; (f) trade secrets, confidential information, technical data, and know-how, and other non-public or proprietary information (whether or not patentable), including such rights in product formulae, manufacturing processes and techniques, ideas, compositions, inventor’s notes, discoveries and improvements, know-how, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals, technical data, business and marketing plans, marketing analytic and data, market surveys, and customer and user lists and information (“Trade Secrets”); (g) Software; (h) rights of publicity and rights of privacy, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real persons; (i) any and all other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and (j) all rights to sue at law or in equity and recover and retain damages, costs and attorneys’ fees for past, present and future infringement and any other rights relating to any of the foregoing, including the right to receive all proceeds therefrom (including license fees, royalties, income, payments, claims, damages, and proceeds of a suit in any country).

“Internal Controls” has the meaning set forth in Section 4.6(e).

Annex I-Page 8

“Intervening Event” means any Effect that is material to the Company and the Company Subsidiaries (taken as a whole) and was not known by or the material consequences of which (based on facts known to members of the Company Board of Directors as of the date of this Agreement) were not reasonably foreseeable to the Company or the Company Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes, or developments constitute an Intervening Event: (a) the receipt, existence, or terms of an Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (b) changes in the market price or trading volume of the Company Common Stock (it being understood, however, in the case of this clause (b), that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred), (c) changes in general economic, political, or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond, or debt prices), (d) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (e) natural disasters, epidemics, or pandemics (including the existence and impact of the COVID-19 pandemic), provided, that with respect to clauses (c)-(e), except if and to the extent that such Effect has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and the Company Subsidiaries operate.

“IRS” means the United States Internal Revenue Service or any successor Governmental Authority.

“Knowledge” means with respect to (a) the Company, the actual knowledge of Timothy Whelan, Michael Kandell, or Daniel Monopoli, after reasonable inquiry of their respective direct reports, and (b) Parent or Merger Sub, the actual knowledge of Michael Howo after reasonable inquiry of his direct reports.

“Law” or “Laws” means any and all federal, state, local, or foreign statutes, laws (including common law), ordinances, codes, regulations, orders, decrees, judgments, and rules of any Governmental Authority, in each case as amended and in effect from time to time.

“Letter of Transmittal” has the meaning set forth in Section 3.3(b)(i).

“Licensed Intellectual Property” shall mean Intellectual Property that is owned by another Person and that the Company or any Company Subsidiary uses or holds for use.

“Liens” means all liens, encumbrances, mortgages, pledges, security interests, charges, options, preemptive rights, rights of first refusal, reservations, restrictions, or other encumbrances or defects in title.

“made available” means, unless the context otherwise clearly requires, as provided in the Dataroom by 10:00 a.m. Eastern Time on the date of this Agreement and not removed from the Dataroom prior to the Closing Date.

“Material Contract” has the meaning set forth in Section 4.10(a).

“Material Customer” has the meaning set forth in Section 4.11(a).

Annex I-Page 9

“Material Customer Agreement” has the meaning set forth in Section 4.11(a).

“Material Supplier” has the meaning set forth in Section 4.11(b).

“Material Supplier Agreement” has the meaning set forth in Section 4.11(b).

“Merger” has the meaning set forth in Recital A of this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.1(b).

“Merger Filing” has the meaning set forth in Section 2.3.

“Merger Sub” has the meaning set forth in the preamble of this Agreement.

“New Plans” has the meaning set forth in Section 6.12(c).

“NJBCA” has the meaning set forth in Recital A of this Agreement.

“NYSE” means the New York Stock Exchange American.

“Off-the-Shelf Software License” shall mean licenses for commercial, “off-the-shelf” Software available on standard, non-discriminatory terms and conditions for an annual or one time license fee of no more than $25,000.

“Old Plans” has the meaning set forth in Section 6.12(c).

“Open Source Licenses” means any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses or the Free Software Foundation and listed at https://www.gnu.org/licenses/license-list.en.html, and any similar license for “free,” “publicly available” or “open source” software.

“Option Consideration” has the meaning set forth in Section 3.4(a).

“Ordinary Course Licenses” means non-exclusive (except in the case of clause (v)) licenses contained in (a) customer subscription, terms of use or terms of service, license, services or other customer or end-user agreements, in each case, with respect to Company Products or custom applications on a form made available to Parent, (b) confidentiality agreements, or (c) agreements based on a form used by the Company or any Company Subsidiary that has been made available to Parent, including each form of (i) software development kit (SDK), connector, or API agreement, (ii) distributor, reseller, or sales representatives agreement, (iii) agreement with employees and independent contractors, (iv) vendor, professional services, outsourced development, consulting, support, maintenance or other inbound software or services agreements and (v) perpetual, royalty-free licenses granted upon termination or expiration of the Company’s customer agreements with any Governmental Authority, in each case that are entered into by the Company or any Company Subsidiary in the ordinary course of business, but excluding any inbound exclusive licenses.

Annex I-Page 10

“ordinary course of business” means (a) with respect to the Company, a Company Subsidiary, Parent, or a Parent Subsidiary, the ordinary and usual course of business of such Person consistent in nature, scope, frequency, timing and magnitude with past practice, or (b) with respect to any individual, any action or inaction taken by such individual if such action or inaction is taken in the ordinary course of such individual’s normal day-to-day operations consistent in nature, scope, frequency, timing and magnitude with past practice.

“Outside Date” has the meaning set forth in Section 8.1(b).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary, including the Registered Intellectual Property.

“Parent” has the meaning set forth in the preamble of this Agreement.

“Parent Disclosure Letter” has the meaning set forth in the introductory paragraph to ARTICLE V.

“Parent Entity” or “Parent Entities” has the meaning set forth in the preamble of this Agreement.

“Parent Material Adverse Effect” means any Effect that materially impairs, or prevents or materially delays, the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

“Parent Subsidiary” means a Subsidiary of Parent.

“Parent Termination Fee” has the meaning set forth in Section 8.2(b)(iv).

“Party” or “Parties” has the meaning set forth in the preamble of this Agreement.

“Paying Agent” has the meaning set forth in Section 3.3(a).

“Permit” means any authorization, permit, consent, license, registration, or approval granted by any Governmental Authority (excluding any authorizations, permits, consents, or approvals of a Governmental Authority arising out of such Governmental Authority’s relationship with the Company as a customer, partner, or other similar relationship in the ordinary course of business).

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“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due or that is being contested in good faith by appropriate proceedings where adequate reserves have been established in accordance with GAAP, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent, (c) which is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company SEC Documents as of the date hereof, (d) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements, (e) which is imposed on the underlying fee interest in real property subject to a real property lease, (f) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property, (g) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement, and similar Laws or similar legislation or to secure public or statutory obligations, including rights of setoff, (h) that is an immaterial defect, imperfection, or irregularity in title, charge, easement, covenant, and right of way of record or zoning, building, and other similar restriction, in each case that do not (and would not reasonably be expected to) adversely affect in any material respect the current use of the applicable property owned, leased, used, or held for use by the Company or any Company Subsidiary (including, without limitation, any Company Leased Real Property), (i) that is a pledge or deposit to secure performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds, and other obligations of a similar nature that, in each case, is not material, (j) that arises under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (k) that attach to inventory held by consignees in the ordinary course of business, and (l) that has arisen in the ordinary course of business and does not adversely affect the value, ownership, use, or operation of the property subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, or Governmental Authority.

“Personal Information” means information that identifies or can be used to directly or indirectly identify, describe, contact, locate, or otherwise be related to or associated with an individual or household.

“Present Fair Salable Value” has the meaning set forth in Section 5.6.

“Privacy Requirements” has the meaning set forth in Section 4.13.

“Proceeding” means any action, suit, claim, investigation, review, or other judicial or administrative proceeding, at Law or in equity, before or by any Governmental Authority or arbitration panel.

“Prohibited Conditions” has the meaning set forth in Section 6.14(d).

“Proxy Statement” has the meaning set forth in Section 4.24.

“Qualified Plan” has the meaning set forth in Section 4.16(d).

“R&W Insurance Policy” means, together with its associated binder Agreement, that certain buyer-side representations and warranties insurance policy, obtained by Parent in connection with this Agreement and bound as of the date of this Agreement.

“Registered Intellectual Property” means all Owned Intellectual Property that is the subject of an application, certificate, filing or registration issued by, filed with, or recorded by, any Governmental Authority or other public legal authority or registrar in any jurisdiction throughout the world.

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“Release” means release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, migration or leaching into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

“Required Amount” has the meaning set forth in Section 5.5.

“Restraints” has the meaning set forth in Section 7.1(b).

“Restricted Stock Consideration” has the meaning set forth in Section 3.4(b).

“RSU Consideration” has the meaning set forth in Section 3.4(c).

“Sanctioned Person” means, at any time, (i) any Person listed in any sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the United States Department of the Treasury or the United States Department of State, or by the United Nations Security Council, the European Union or any EU member state, or any similar Governmental Authority; (ii) any Person located, organized or resident in a country or territory subject to comprehensive Sanction Laws; or (iii) any Person owned 50% or more, directly or indirectly, by any one or more such Person.

“Sanctions Laws” means all Laws providing for economic or financial sanctions or trade embargoes that are imposed, administered or enforced by any Governmental Authority, including those of the Office of Foreign Assets Control of the United States Department of Treasury, the Bureau of Industry and Security administered by the United States Department of Commerce, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom or the European Union.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Providers” has the meaning set forth in Section 4.15(a).

“Site” means the Company Leased Real Property and any other real property currently or previously owned, leased or operated by: (i) the Company or any Company Subsidiary; (ii) any legal predecessors of the Company or any Company Subsidiary; or (iii) any entities previously owned or controlled by the Company or any Company Subsidiary, in each case, including all soil, subsurface soil, surface waters and groundwater thereat and thereunder.

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“Software” means, except to the extent generally available for purchase from a Third Party, any and all (a) computer programs, including any and all software implementations of algorithms, models, and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts, and other work product used to design, plan, organize, and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, and icons, and (d) all documentation including user manuals and other training documentation related to any of the foregoing.

“Solvent” has the meaning set forth in Section 5.6.

“Stock Certificate” means a certificate representing any shares of Company Common Stock.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership, or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner or managing member of such partnership.

“Superior Proposal” means a bona fide, written Acquisition Proposal (with references in the definition thereof to 15% and 85% being deemed to be replaced with references to 50%) by a Third Party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors would, if consummated, result in a transaction more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, break-up fees, expense reimbursement provisions, conditionality, timing, certainty of financing or regulatory approvals, and likelihood of consummation), and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.6(f))).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium,” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” (or “Taxable” where the context requires) means any and all U.S. federal, state, local, or non-U.S. net or gross income, gross receipts, net proceeds, built-in gains, sales, use, ad valorem, value added, franchise, margins, withholding, payroll, employment, excise, property, unclaimed property, escheat, deed, stamp, alternative or add-on minimum, profits, windfall profits, transaction, license, business license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, capital, premium, recapture, environmental (including taxes under Section 59A of the Code), customs, duties, net worth, registration, business license fees, estimated, and other taxes, fees, assessments, or charges, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any report, statement, form, return, or other document or information required to be supplied to a Governmental Authority responsible for Taxes in connection with Taxes.

“Third Party” means a Person that is not a Party or Affiliated with a Party.

“Transactions” has the meaning set forth in Recital B of this Agreement.

“VEBA” has the meaning set forth in Section 4.16(a).

“Warrant Consideration” has the meaning set forth in Section 3.4(d).

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ANNEX II

Interpretation

1. All references to Sections, Articles, Exhibits, or Annexes are to Sections, Articles, Exhibits, or Annexes of this Agreement.

2. The words “herein,” “hereof,” “hereunder,” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other subdivision.

3. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP, and if the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

4. “$” refers to U.S. dollars.

5. The terms “include,” “includes,” and “including” are not limiting, but rather shall be deemed to be followed by the words “without limitation” if such words or the equivalent thereof are not present.

6. The terms defined in Annex I and elsewhere in this Agreement include the plural as well as the singular.

7. Pronouns refer to the masculine, feminine, or neuter gender as the identity of the applicable Person may require.

8. Captions and headings are only for reference.

9. The term “day” refers to a calendar day unless expressly identified as a Business Day.

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